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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Nissan Motor Co.

*CURRENT ADDRESS

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FEB 2 0 2007

THOMSON FINANCIAL

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FILE NO. 82- 00207

FISCAL YEAR 3-31-06

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DAT : 2/20/07

ARIS
3-31-06





Annual Report 2005

Year Ended March 31, 2006

Nissan: Enriching People's Lives

NISSAN
MOTOR COMPANY

Contents

This annual report contains forward-looking statements on Nissan's future plans and targets, and related operating investment, product planning and production targets. Please note that there can be no assurance that these targets and plans will actually be achieved. Achieving them will depend on many factors, including not only Nissan's activities and development, but on the dynamics of the automobile industry worldwide and the global economy.

Vision

Nissan: Enriching People's Lives

Mission

Nissan provides unique and innovative automotive products and services that deliver superior measurable values to all stakeholders* in alliance with Renault.

*Our stakeholders include customers, shareholders, employees, dealers, suppliers, as well as the communities where we work and operate.

This annual report presents financial results for the fiscal period ending March 31, 2006. The report also provides shareholders with insights into Nissan's management team. Through one-on-one interviews, various members of executive management, including President and Chief Executive Officer, Carlos Ghosn, discuss the philosophy and direction of Nissan.

Sustainability Report
http://www.nissan-global.com/EN/COMPANY/CSR/LIBRARY/SR/

Annual Report
http://www.nissan-global.com/EN/IR/LIBRARY/AR/

Environmental Activities
http://www.nissan-global.com/EN/ENVIRONMENT/index.html

Fact File
http://www.nissan-global.com/EN/IR/LIBRARY/FF/

Our Websites

Corporate Information
http://www.nissan-global.com/EN/COMPANY/

IR Information
http://www.nissan-global.com/EN/IR/

Environment, Design, Safety and Technology Information
http://www.nissan-global.com/EN/PLAN/

Product Information (by Country)
http://www.nissan-global.com/EN/GLOBAL/

Product Information (Japan)
http://www.nissan.co.jp/

Corporate Citizenship Information
http://www.nissan-global.com/EN/CITIZENSHIP/

FINANCIAL HIGHLIGHTS

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2005, 2004, 2003, 2002 and 2001

	Millions of yen (except per share amounts and number of employees)					*Millions of U.S. dollars (Note 1) (except per share amounts)*
For the years ended	**2005** *Mar. 31, 2006*	2004 *Mar. 31, 2005*	2003 *Mar. 31, 2004*	2002 *Mar. 31, 2003*	2001 *Mar. 31, 2002*	**2005** *Mar. 31, 2006*
Net sales	**¥ 9,428,292**	¥8,576,277	¥7,429,219	¥6,828,588	¥6,196,241	**$80,584**
Operating income	**871,841**	861,160	824,855	737,230	489,215	**7,452**
Net income	**518,050**	512,281	503,667	495,165	372,262	**4,428**
Net income per share (Note 2)	**126.94**	125.16	122.02	117.75	92.61	**1.08**
Cash dividends paid (Note 3)	**105,661**	94,236	74,594	50,800	27,841	**903**
Shareholders' equity	**¥ 3,087,983**	¥2,465,750	¥2,023,994	¥1,808,304	¥1,620,822	**$26,393**
Total assets	**11,481,426**	9,848,523	7,859,856	7,349,183	7,215,005	**98,132**
Net consolidated automotive debt (Note 4)	**(372,893)**	(205,791)	13,603	107,952	431,714	**(3,187)**
Employees	**183,356**	183,607	123,748	127,625	125,099	

Notes: 1. Unless indicated otherwise, all dollar figures herein refer to U.S. currency. Yen amounts have been translated into U.S. dollars, for convenience only, at ¥117= $1, the approximate exchange rate on March 31, 2006.
2. Net income per share amounts are based on the weighted average number of shares of common stock outstanding during each year. Figures for net income per share are in exact yen and U.S. dollars. Number of shares outstanding as of March 31, 2006: 4,520,715,112.
3. Cash dividends during the full year by subsidiary companies to non-Nissan minority shareholders are not included.
4. Net consolidated automotive debt was ¥215,861 million cash positive in fiscal year 2003, ¥453,470 million cash positive in fiscal year 2004, and ¥600,905 million cash positive in fiscal year 2005, using the same accounting principles as fiscal year 2001.

Net Sales
(Billion Yen)


9,428.3
'01
'02
'03
'04
'05
8,576.3
7,429.2
6,828.6
6,196.2

Operating Income
(Billion Yen)


871.8
'01
'02
'03
'04
'05
861.2
824.9
737.2
489.2

Net Income
(Billion Yen)


518.1
'01
'02
'03
'04
'05
512.3
503.7
495.2
372.3



The sole objective function of a public company is to create growing sustainable value. Nissan is no exception; our market capitalization, which is the value of what our shareholders own, has increased from 1.2 trillion yen at the end of fiscal 1999 to 6.3 trillion at the end of fiscal 2005.

We approach shareholder value creation in a systematic manner, and have implemented Value-Based Management (VBM) as the strategic tool to achieve long-term value creation.

At Nissan, our three-year business plans are built around VBM. They clearly define a corporate objective with value-oriented operational and financial commitments. Under our third and current business plan, Nissan Value-Up, we aim to keep the "value-up" by building on the value created under the Nissan Revival Plan and Nissan 180.

Nissan's share performance since 1999 has been, in large part, a measure of our effectiveness in implementing VBM. Management systems are now fully consistent with VBM. And a value creation mindset is now pervasive throughout the company.

VBM at Nissan

Our VBM has two stages. We first try to maximize our intrinsic value or the present value of risk-adjusted, expected future free cash flow. Through investor communications, we then try to manage the expectations of the capital market in order to ensure that our market value matches with our intrinsic value.

The first stage has three steps, planning, performance measurement, and compensation system.

Planning is the critical starting point in our VBM process. We look ahead three years and beyond to identify opportunities for growth and operational improvement. From this process, we determine our corporate objectives and value-oriented performance commitments.

For example, under Nissan Value-Up, we are focused on key value drivers, such as profitability, growth, and investment efficiency.

The other two steps, performance measurement and compensation system, are defined by our commitments. Each top-level commitment in the business plan is backed by specific commitments at every level of the organization. Everyone throughout Nissan knows what he or she must achieve. Close monitoring of performance creates an objective basis for a pay-for-performance compensation system. Our compensation system has played a key role in cultivating the value creation mindset in our company.

Our stock option plan is the best example. Employees must meet specific value-based operational targets in order to exercise their options. This way, the interests of shareholders and employees are closely aligned.

But whether maximizing our intrinsic value in the first stage leads to maximizing shareholder value depends on the second stage, investor communications. Obviously, if the improvement in intrinsic value is not reflected in the market value, it does not reward shareholders at all. Therefore, the role investor communications plays in our VBM is significant.

The role of investor communications is to ensure that our market value tracks our intrinsic value. The benefit of being fairly valued is that we can learn from market signals. Since we believe that our share price is the most objective measure of our future performance, we use that feedback at the highest levels of the company. Obviously, obtaining this objective view is a benefit of being a public company. Therefore, if our share price fails to reflect our fundamentals due to noise and speculation, we lose the benefit of this effective tool. This is why we aim to maintain equity between our intrinsic value and market value.

Result of shareholder value creation in fiscal 2005

Although our share price appreciated 27.2 percent from the end of March 2005 to March 2006, it is clear that our financial performance has failed to meet the market expectations. Our share performance was lower than those of our key competitors and the overall market.

One apparent reason is that our profit growth appears to have flattened, despite another record year in terms of operating profit and net income.

Through reverse-engineering our share price at fiscal year-end – ¥1398 – another factor we identified is that the market expects lower long-term earnings growth from Nissan, when compared to our key competitors. Since long-term earnings growth is a key value driver, this pessimistic market expectation resulted in the significantly lower share performance.

While our fiscal 2005 financial performance, as a snapshot of the company, was an average performance, we have made progress in terms of maximizing our intrinsic value. And as data from several third-party sources show, our non-financial leading indicators are moving in the right direction.

For example, our product value has been increasing. In the U.S., according to the J.D. Power and Associates 2005 Automotive Performance, Execution and Layout (APEAL) Study, a measure of owners' delight with the design, content, layout and performance of their new vehicles, both Nissan and Infiniti advanced their scores. Nissan maintained a significant gap against the non-luxury average and Infiniti moved past the luxury average. In addition, according to the Automotive Leasing Guide (ALG), key models for both Nissan and Infiniti are now fully competitive in their respective segments in terms of 36-month residual value. By model, the Altima has steadily improved its competitiveness in its segment and the Infiniti G35 sedan, the G35 coupe, and the M are competitive against well-established luxury models.

In China, Teana and Tiida were awarded the Car of the Year in 2004 and 2005 respectively. In addition, according to the J.D. Power Asia Pacific 2005 China APEAL Study, the two cars were ranked at the top in their segments. We also demonstrated significant improvements in customer service. According to the J.D. Power Asia Pacific 2005 China Customer Satisfaction Index (CSI) Study, Nissan was ranked as the top automaker and set a new benchmark with user-friendly service and service quality.

In terms of brand value, the overall value and strength of our brand is increasing. Measuring economic worth from 2003 to 2005, the BusinessWeek Global Brand Scoreboard shows Nissan as the fastest-growing automotive brand.

In order to succeed in the auto industry, a company must have strong products and a strong brand. Although improvement in those leading indicators is not fully reflected in our current profit, we believe that they are the drivers of our future growth.

Outlook

Fiscal 2006 will be a year of two distinct halves. Growth will be hard to achieve in the first half. Volumes will be down and our operating profit will be lower. In the second half, however, volume growth will increase and we expect our operating profit to accelerate as we launch eight all-new vehicles around the world.

The most important of these introductions will be in the U.S. We will launch all-new versions of the Altima, Sentra and the Infiniti G35 sedan, key models that will spearhead a product blitz that continues beyond Nissan Value-Up. During fiscal 2006, we will have 23 regional product-launch events around the world.

Evolving VBM for the future

Although we have created shareholder value since 1999, in the past three years, our total return to shareholders has been lower than the overall market. Interestingly, our financial performances have improved over the same period. We interpret this to mean that we could not meet higher market expectations raised by the success of our revival. Even in our new phase, however, the measures we take to create shareholder value remain the same: further progress on key value drivers. Given our improvement in non-financial leading indicators, we believe that we are moving in the right direction.

By contrast, our approach to investor communications must change to meet the needs of a new era. When we were in our recovery phase, investors naturally focused on our short-term health. As long as we talked in detail about our short-term goals and results, investors were satisfied.

As we enter a new era, investors' needs for transparency have changed significantly and our past level of transparency has become insufficient. Given that the majority of our current share price comes from expected future free cash flow beyond three years, it is reasonable for investors to want to understand our future vision and strategy. This change in focus has meant that investor communications has become a much more important task for the senior leadership team.

In recent years, we have seen an increasingly volatile and challenging business environment around the world. In this environment, only companies that create long-term shareholder value can survive. Therefore, value creation is no longer a mere expression of goodwill but must be the sole objective function of a public company. We will continue to pursue this objective based on our VBM: maximizing our intrinsic value and managing market expectations. Shareholder value creation is a never-ending quest at Nissan.



Carlos Ghosn
President and Chief Executive Officer



My role and responsibilities as COO are very clear: to fully implement the Nissan Value-Up business plan and achieve all stated commitments. If we are not progressing as planned, we determine why, and take the measures necessary to get us back on track.

There were no major problems after Mr. Ghosn became joint CEO of Renault and Nissan—we had been planning for this transition for three years. Several factors made the smooth changeover possible. First is the way we structure our global management team: a three-dimensional matrix with a business axis, functional axis and product axis. Each senior executive within this matrix has both functional and regional responsibilities.

The business axis has four chairmen overseeing regional management committees for Japan, North America, Europe and General Overseas Markets. They are responsible for bottom-line operating profit and net income. Leaders in the functional axis, covering R&D, manufacturing, purchasing and so on, are responsible for elements such as cost reduction and resource management. For the product axis, each platform has a director.

Disagreements are inevitable with such a complex management setup, but we believe in healthy conflict at Nissan, not easy compromises. When conflicts occur, we shift to a higher decision-making mode. The management committees and the Executive Committee, chaired by the CEO, have the final say on management issues such as strategy, policy, business plans, and so on.

The mindset and actions that we have cultivated since the Nissan Revival Plan—what we call the Nissan Way—also eased the CEO transition. We work hard to instill this thinking throughout the company, encouraging employees to challenge, participate, and commit to objectives. After Mr. Ghosn became Nissan's CEO, our HR strategy began focusing on executive training and promoting people with high potential. Reflecting this, the average age of Nissan's current executive committee members is 53, very young when compared to most Japanese firms.

One of my primary tasks as COO is to oversee implementation. I concentrate on the "PDCA" cycle—plan, do, check, action—examining quality issues, profitability, cost reductions, and sales and marketing expenses. Our cultural imperative is to tackle issues and problems at the earliest possible stage, because when small problems get big, simpler solutions often disappear. For example, I continually monitor our KPIs—key performance indicators—in our monthly Value-Up status report. These include external and internal KPIs, and are closely linked to our Value-Up objectives and commitments.

Another variable is our return on invested capital or ROIC. That breaks down into several KPI, such as accounts receivable and inventory. If inventory is overflowing somewhere, we want to know why. Just waiting for results is not management—we need to be proactive. That's the Nissan Way in action.

In addition to my role and responsibilities as COO, I serve as the chairman of the GOM countries. I also oversee quality, human resources, and treasury. My priority now, however, is the Japanese market. None of us is satisfied with the results we're getting. Although we derive much of our profitability from overseas, we remain vulnerable to exchange rate fluctuations, so we still need to deliver solid revenues from Japan.

Japan's market remains highly competitive. Since the early 1990s, total industry volume has gone from 8 million to under 6 million. In this diminishing market, many manufacturers have maintained multiple sales channels as a way to try to retain customers and increase market share.

Nissan had two different sales channels until 2005. Now we sell our entire lineup through both. This is the right long-term strategy for us, because it is both customer-driven and profit-driven. However, we still need to rationalize our dealership network. Of our 150 dealers and 2500 outlets, 52 are Nissan subsidiaries representing around 1200 outlets. Each subsidiary had its own management, business plan and assets, including non-core assets like driving schools.

This is clearly inefficient, so in April we separated the asset management business and the dealer business. We put all assets—land, buildings and showrooms—into one new company called Nissan Network Holdings (NNH). We will close some unprofitable outlets, but NNH can invest if we consider one salvageable.

My three strategies for improving profitability in Japan are to improve the efficiency of our product range, further strengthen the effectiveness of the dealer network, and deliver superior customer satisfaction. Given a choice of profit or volume, we choose profit.

Providing agile, responsible, and personalized customer treatment, based on the Nissan Sales and Service Way, is also essential. We have hundreds of supervisors observing and giving feedback on how well our salespeople interact with customers. We constantly evaluate customer and sales satisfaction indices and conduct surveys at every outlet. As a result, our customer satisfaction scores in Japan are very high.

In fiscal 2006, the second year of Nissan Value-Up, we are focusing on four breakthrough areas globally: Infiniti, LCVs, geographic expansion, and sourcing from leading competitive countries. The first six months will be tough, since we will have fewer new models. Yet even in this enormously competitive industry, we are confident that our products, discipline and customer-driven approach will deliver profits and sustained value to our shareholders.



Toshiyuki Shiga
Chief Operating Officer

EXECUTIVES



From left: Alain-Pierre Raynaud, Mitsuhiko Yamashita, Tadao Takahashi, Toshiyuki Shiga, Carlos Ghosn, Itaru Koeda, Hiroto Saikawa, Carlos Tavares

BOARD OF DIRECTORS AND AUDITORS

Representative Board Members
Carlos Ghosn
President and Co-Chairman

Itaru Koeda
Co-Chairman

Toshiyuki Shiga

Board Members
Tadao Takahashi
Hiroto Saikawa
Mitsuhiko Yamashita
Carlos Tavares
Shemaya Lévy
Patrick Pélata

Auditors
Hisayoshi Kojima
Takeo Otsubo
Toshiyuki Nakamura
Haruo Murakami

EXECUTIVE COMMITTEE MEMBERS

Carlos Ghosn
Toshiyuki Shiga
Itaru Koeda
Tadao Takahashi
Hiroto Saikawa
Mitsuhiko Yamashita
Carlos Tavares
Alain-Pierre Raynaud

(As of June 27, 2006)

An Energized, Enlightened Alliance

The targets outlined in the Nissan Value-Up plan for sustainable growth would be far harder to achieve without the close and continuing cooperation of our Alliance partner, Renault. With our CEO Carlos Ghosn now heading the executive committees of both companies, the Alliance has become an even greater source of global insights and solutions.

A distillation of best practices from two companies is much more potent than what one alone can produce. The Alliance board meets regularly to develop the strategy and to share the perspectives on major industry issues and opportunities.

Because its scope remains open and flexible, the Alliance has generated a wide spectrum of projects and initiatives. For example, one core benefit of the Alliance is the capacity for in-depth benchmarking which is not possible with a third party.

Nissan and Renault's joint transparency policy encourages such disclosures, giving us the advantage of a dual angle on problems and their potential solutions.

The Alliance presents opportunities in engineering as well. We have collaborated on powertrain development, for example, giving both Renault and Nissan the chance to refine a fundamental component of the carmaking craft. Across functions and borders, our engineers are inspiring each other to devise the vehicles of the future.

Further optimization of the Alliance in areas such as distribution and shared production capacity lowers cost and risk—factors that will help us expand faster in the largely untapped General Overseas Markets (GOM). Where one partner has a presence and the other does not, the support and market knowledge is there to be shared. For a totally new market or segment, we discuss how to enter. Two recent examples of Alliance cooperation are:

- Opening a joint parts warehouse in Hungary that delivers thousands of spare parts to Renault and Nissan dealer networks in Central Europe. The Alliance partners invested €13 million in the facility, which uses a new IT system Renault and Nissan developed together. Handling parts at a single, centrally located site should bring significant cost reductions and generate synergies in supplies and distribution.
- Nissan initiating sales of the SM3 compact sedan, produced by Renault Samsung Motors (RSM) at its Busan plant in Korea, in various world markets beginning in 2006. This marks the first time Nissan has sourced vehicles for export from Korea. RSM will produce up to 30,000 SM3s—a model originally based on a Nissan product—every year.

To make the Alliance thrive, Nissan and Renault concentrate solely on opportunities with the potential to benefit both partners. One example is shared sales financing services in various markets, including Europe. If a project is not mutually advantageous, we either find a way to balance the return or abandon the venture.

In the end, the true worth of the Alliance springs from its virtually limitless potential. We realize that we have own strengths and goals, but that only energizes us to discover where we can rely on each other for support. We challenge each other, too, and in doing so, move our businesses to a higher road.

RENAULT NISSAN

Various Models from the B Platform



Clio



Bluebird Sylphy

What Keeps Nissan in Motion

A global corporation must be nimble in both its thinking and its actions to thrive in these highly competitive times. For that reason, the foremost tenet of the Nissan Way is cross-functionality—a way to unite all our far-flung businesses and people. Aligned with the Nissan Value-Up business plan, it is our most potent management tool.

What does cross-functionality mean in everyday terms? The easiest way to understand the concept is to look at our cross-functional teams, or CFTs. A CFT is a group of Nissan employees formed from various regions, cultures, organizations and disciplines. Their experiences and perspectives are often quite different. What seems perfectly logical to one CFT member may seem out of context to another.

Not surprisingly, the interactions between these individuals often generate what we call "healthy conflict." Many companies would view such internal tension as something to be avoided. We do not. Instead, we believe it produces the kind of energy and creative vision that sets a company above the rest.

Behind all of these interactions is the collective desire to serve Nissan's customers. We realize that no single part of our business is capable of producing everything that our customers need—exceptional products and the sales, distribution and services that must accompany them. That is precisely why cross-functional activities are the core of every operation within Nissan.

Another fundamental and closely related concept for us is "stretch." Frequently a question arises that potentially affects every facet of our operations. When that happens, we have to look far and wide for a definitive answer. One distinct advantage of being a global business is that we can tap into a wealth of grassroots knowledge and ways of thinking. In the process, we often gain solutions that stretch the organization in new and profitable directions.

Open, constructive exchanges are at the heart of effective two-way communications. The way we relate to others, both inside and outside Nissan, is based on mutual trust and respect. And because information flows so much faster now, we have developed sophisticated new communications channels. Nissan employees can access company data and transmit what they know to our stakeholders, suppliers, the media and other interested parties in a more efficient way.

Nissan's strength springs from our motivated, passionate people, and we work to increase their enthusiasm in many ways. Keeping our management consistent and promoting empowerment is one of those ways. Our managers operate with strict accountability, assess progress objectively, and readily acknowledge superior performance. Their attitudes and ethical behavior inspire trust in the actions and decisions of the company. Employees readily participate in the decision-making process because they know the management structure and feel confident in expressing their own opinions and ideas. That is how true empowerment grows.

Those are the elements of our corporate philosophy. As Nissan continues to pursue sustainable, profitable growth, our thinking will remain broad. Our ultimate goal is to become the leading automaker in brand strength, quality, profitability and performance, and we aim to do it in every country, region and product segment. The Nissan Way will continue to give us the flexibility to redefine who we are, based on the needs and desires of our customers.



Performance

Performance

EVOLUTION WITH PRECISION IS THE NISSAN WAY. AS WE ACCELERATE INTO THE LUXURY MARKET WITH INFINITI. AS WE MAKE LIGHT COMMERCIAL VEHICLES A SOLID GLOBAL PILLAR OF OUR BUSINESS. AS WE SOURCE PARTS AND SERVICES FROM COUNTRIES SUCH AS CHINA, INDIA AND THAILAND, AND RAPIDLY LOCALIZE PRODUCTION THERE AS WELL. PROFITABLE, WELL-TUNED, COST-EFFECTIVE PERFORMANCE.



Record Results in a Fiercely Competitive Environment

Fiscal 2005 was a year of transition and tough competitive challenges for Nissan. Despite that, and rising costs related to energy, raw materials, regulations and interest rates, we met all Nissan 180 commitments and posted record operating profit and net income. Nissan Value-Up, the next phase of sustainable and profitable growth, is well under way.

Sales performance

Although fiscal 2005 was the year in which we will have the fewest number of new product introductions during the three years of Nissan Value-Up, global sales reached a record level of 3,569,000 units, up 5.3 percent over last year's record total.

Financial performance

Our consolidated net revenues in fiscal 2005 were ¥9,428.3 billion, surpassing fiscal 2004 by 9.9 percent. Consolidated operating profit improved by 1.2 percent to a record ¥871.8 billion. As a percentage of net revenue, our operating profit margin totaled 9.2 percent.

Net income reached ¥518.1 billion, a rise of ¥5.8 billion. At the close of fiscal 2005 we had a net cash position of ¥372.9 billion, ¥167.1 billion more than when the year began.

Nissan Value-Up commitments

Nissan Value-Up incorporates three key commitments:

Profit: Nissan will maintain the top level of operating profit margin among global automakers for each of the three years of the plan.

Volume: Nissan will achieve global sales of 4.2 million units in fiscal 2008.

ROIC: Nissan will achieve a 20 percent or higher return on invested capital on average over the course of the plan.

Consolidated Net Revenue
(Billion Yen)


9,428.3
+9.9%
'01
'02
'03
'04
'05
8,576.3
7,429.2
6,828.6
6,196.2

Consolidated Operating Profit/Margin
(Billion Yen/%)


871.8
+1.2%
10.8%
11.1%
10.0%
9.2%
7.9%
'01
'02
'03
'04
'05
861.2
824.9
737.2
489.2

Global Retail Sales
(Units: 1000s)


3,569
+5.3%
'01
'02
'03
'04
'05
3,389
3,057
2,771
2,597

THREE CRITICAL COMMITMENTS

Consolidated Operating Profit Margin
COP margin (%)


11.1%
10.8%
10.0%
9.2%
7.9%
Top-level operating profit margin among global automakers
4.8%
1.4%
'99
'00
'01
'02
'03
'04
'05
'06
'07
NRP
Nissan 180
Nissan Value-Up

Nissan Value-Up Sales Volume
(Units: 1000s)


Commitment
4,200
3,569
3,389
+631
+181
2,597
+791
'01
'04
'05
'08

Return on Invested Capital (auto)
(%)


ROIC average of 20%
21.3%
20.1%*
19.8%
19.4%
12.7%
7.5%
1.3%
'99
'00
'01
'02
'03
'04
'05
'06
'07
NRP
Nissan 180
Nissan Value-Up

*Same scope of consolidation as P&L, excluding change of cash compared to fiscal 2003

Shifting from Low to High Gear in Fiscal 2006

Fiscal 2006 will be a year of two distinct halves. Volumes and operating profit will be lower in the first half.

In the second half, however, volume growth will increase by more than 10 percent and we expect our operating profit to accelerate as we begin to launch nine all-new vehicles around the world—one in the first half but eight in the second.

During fiscal 2006, we will have 23 regional product-launch events around the world. The most important of these introductions will be in the U.S. We will launch all-new versions of the Altima, Sentra and Infiniti G35 sedan.

Assuming global industry volume of 63.9 million units, we predict our global sales volume will reach 3,730,000 units, 4.5 percent higher than 2005.

Our sales objectives by region

Japan: 846,000 units, flat versus last year

U.S.: 1,100,000 units, up 2.3 percent

Europe: 561,000 units, up 3.7 percent from fiscal 2005

General Overseas Markets: 1,223,000 units, representing a 10.1 percent increase

Our financial outlook

Fiscal 2006 will present a challenging environment marked by volatile foreign exchange rates, high raw material and energy prices, and climbing interest rates. Competition, intensified by incentive offers, will be unrelenting. As we pursue Nissan Value-Up commitments, we will stretch to succeed and take nothing for granted.

Taking all these elements into account, our forecast for fiscal 2006 is as follows. This is based on a projected annual foreign exchange rate of ¥110 per dollar and ¥135 per euro:

- Net revenue of ¥10,075 billion, up 6.9 percent
- Operating profit in the ¥880 billion range, up 0.9 percent from fiscal 2005
- Ordinary profit of around ¥870 billion
- Net income totaling approximately ¥523 billion
- Capital expenditures of approximately ¥550 billion, representing 5.5 percent of net sales
- R&D expenses totaling ¥490 billion, or 4.9 percent of net sales
- An ROIC rate of 20 percent

New Models for Fiscal 2006


Europe
Cabstar
Compact Crossover
Note
Infiniti FX35/45
Infiniti M
Japan
Minicar
LCV
New car
Skyline
GOM*
Livina Geniss
Sylphy
350Z Coupe
Tiida
Latio
Pickup
Sentra
Altima
Infiniti G35
Sunny (SM3)
*General Overseas Markets
North America
Sentra
Altima
Infiniti G35
Versa
(Tiida in Mexico)

Global Retail Sales Volume

(Units: 1000s)


3,730
+4.5%
'01
'02
'03
'04
'05
'06
Forecast
597
2,771
3,057
3,389
3,569

Retail Sales by Region

(Units: 1000s)


Japan
846
+0.5%
'03
'04
'05
'06
Forecast
837
848
842
U.S.
1,100
+2.3%
'03
'04
'05
'06
Forecast
856
1,013
1,075
Europe
561
+3.7%
'03
'04
'05
'06
Forecast
542
544
541
GOM*
1,223
+10.1%
'03
'04
'05
'06
Forecast
822
983
1,111

*Including Mexico and Canada

STATUS OF BREAKTHROUGHS

Breakthrough Progress

During Nissan Value-Up we will pursue four major breakthroughs:

One—Make the Infiniti a universally recognized luxury brand. Beginning with Korea in 2005, we are establishing dedicated Infiniti dealerships in Russia, China and Western Europe that present the brand's vibrant luxury. With the new M and G35 leading the way, Infiniti sales grew 6,000 units to 148,000.

INFINITI Infiniti Global Top Tier Brand


Russia
Korea
China
Taiwan
Middle East
North America

Two—Build a global presence in the light commercial vehicle (LCV) market. Our LCV business is already close to meeting its Value-Up commitment of doubling operating profit and a 40 percent rise in volume. We are also launching LCV dealerships that provide customized service to commercial customers.

Light Commercial Vehicles (LCV)


(Thousand units)
(% of consolidated operating margin)
750
600
450
300
150
0
10
8
6
4
2
0
8.0%
434
+40%
312
234
182
203
187
4.0%
-0.5
1.4%
'00
'01
'02
'03
'04
'07

Three—Cultivate new supply sources in leading competitive countries. Sourcing parts, equipment, tooling and services from vendors in areas such as China and Thailand is already helping us ensure cost competitiveness worldwide.

Leading Competitive Countries (LCCs)


Hungary
Romania
Egypt
China
India
Vietnam
Thailand
Mexico
Mercosur Countries

Four—Expand our international presence. We are moving steadily into markets such as China, India, Thailand, Russia, Egypt, Eastern Europe and the Gulf countries, establishing new, localized production facilities, distribution channels and sale financing companies.

Geographic Expansion


Eastern Europe
Russia
Gulf Countries
Egypt
Pakistan
China
India
Thailand


CARLOS TAVARES
Executive Vice President

Bringing a Luxury Brand to the World

We delivered better-than-expected performance for Infiniti in fiscal 2005. It was a very good year for profits, and we met all of our commitments.

The M series in particular gave us a lot of satisfaction. Sales were good, the car received several awards, and we had some exciting test results with the media. Besides bringing in respectable revenues and profits, the M gave us credibility inside the company. Based on its U.S. success, we can approach the CEO and Executive Committee in the future with confidence to request further expansion of the Infiniti lineup.

While recognition of the Infiniti brand is still low outside the U.S., good work done over the last five years has given the brand extraordinarily strong alignment, which is a huge asset. The way the teams express the brand pyramid and dynamics—the silky design, the vibrant experience, the interplay between serenity and driving pleasure—has reached a high level of alignment and consistency. That makes it easier to communicate about the brand and specific Infiniti features.

Our non-U.S. sales increased appreciably. Although we were a little shy of the numbers we planned in Korea, we are not impatient or anxious about sales. A top tier global luxury brand can be very profitable, but building one is a long-term process. The car is just one component in the package. We have to deliver, step by step, the wonderful ownership experience luxury customers expect, and make it repeatable throughout the life cycle and across borders. Opening in Korea with three dealers has allowed us to refine and improve through very quick, short loops, seeing what has to be done at the grassroots level to deliver the proper luxury-level experience.

Gathering feedback in smaller or new markets like Korea is tough, because the measurement tools are often limited, especially from external parties that provide such measurements in more mature markets. When I discuss this with the teams, I stress that I'd rather have a rough tool six months after launch than a precision tool three years down the road. That way, if there's a big problem, we can see it and fix it quickly. In the meantime, we must depend on grassroots research—phoning customers to see how they feel about the car, asking what we can do for them. The local team cannot just look at surveys, make a detailed analysis, propose countermeasures, implement the plan, and then wait another six months for a new survey.

When we launch Infiniti in new markets, we want to inspire a high level of loyalty to the brand, because the next generation of Infiniti products will bring even more value than the current one. We could be delivering more profit in our new Infiniti markets, but I am more concerned with customer satisfaction levels

Infiniti Brand Global Expansion


Europe '08
Russia '06
Korea '05
China '07
Middle East
Taiwan
North America

Infiniti Sales Volume


(Thousand units)
160
150
140
130
120
0
142
148
+4.6%
'04
'05


Dealer Name

and avoiding short-term decisions that can jeopardize the future of a luxury brand. The breakthrough of Infiniti is not just the products; it's also delivering the right service and the right customer experience. That's why we take our time.

Two different axes will determine the future development of Infiniti. The first axis involves using the trends and expectations of customers in the various regions we will enter with the Infiniti brand. Asian markets, for instance, simply will not accept any kind of harshness or noise, such as squeaks and rattles. For Russia and its neighbors, we've added specs that address severe road and winter conditions.

We will then apply pressure from Western Europe, probably the world's most demanding market in terms of performance and craftsmanship, to raise our standards further. With strategic constraints such as these, and knowing that the luxury market is probably the most homogeneous segment in the global automotive industry, we will grow our capability to delight luxury customers everywhere.

The second axis relates to the network and the customer experience. For each product launch, we have two very important and symmetrical milestones: the start of production and the start of sales. The start of production only occurs after everything related to the performance of the car—durability, fuel efficiency, handling, and so on—meets the specs necessary to compete in the marketplace.

When we pursue the start of sales milestone, however, we change worlds. We are not talking about just the cars, but about whether the sales channel deliverables are ready. Did we train our salespeople properly? Are the necessary maintenance tools available? Do the warehouses have all the right spare parts? For start of sales, we address everything that relates to the car's life cycle, and we don't deliver the vehicles to the customers until it's right.

We are now selecting dealer partners for Europe, and we are attracting them by showing them the product lineup. We are looking for luxury professionals that are convinced by the strength of our brand and believe it is a long-term investment. They can appreciate that Infiniti has some uniquely desirable traits. And on top of the products we already have in the marketplace, several models in the pipeline will be very distinctive. The new FX design, for example, is incredible. When we held a recent executive design review, I saw a rare display of wonder of the face of our CEO and other executives.

I believe Europe is moving away from the aggressive vehicle stances to a more citizen-oriented mode, so our Infiniti crossover models will have great value because of their flexibility and balance. They maintain the ability to go off-road and offer safety, visibility and driving pleasure without an aggressive posture.

We are on schedule to launch Infiniti in Russia in October, and a China launch is in the works as well. We will be entering Western Europe in 2008, with an expanded lineup and a new V6 diesel, which the European market wants and expects. By doing this, we will bring more profit to Nissan, address new customers in the luxury market, and follow up on our present success to gain added credibility as a top tier global luxury carmaker.

LIGHT COMMERCIAL VEHICLES

ANDREW PALMER
Corporate Vice President



Building the Right Infrastructure to Serve LCV Customers

Our results for fiscal 2005 surpassed even my original expectations. The 2004 result—312,000 units and 4 percent operating margin—was the reference point for the new three-year LCV breakthrough plan. Our objective was a 40 percent increase in volume and a doubling of profitability to 8 percent.

Well, we finished the year with a shade over 400,000 units sold and a 7.7 percent operating margin. Put another way, with two years left we have gaps of just 34,000 units and 0.3 percent to close.

We didn't launch any new LCV products in fiscal 2005. This was really a year to give the business side some serious attention. We started rolling out the business unit regionally, establishing a dedicated LCV & Fleet division in North America and another in Mexico. We now have a properly tuned central LCV organization in Europe. Our sales and marketing activities are more aggressive, and we're challenging the GOM regions on how they sell vehicles. We rolled out existing models in new GOM territories, like Egypt, where we began selling the Urvan.

Japan remains our number one LCV market in volume terms at 140,000 units. China is number two, through our partnership with Dongfeng, and represents a vital market for Nissan's LCV business. Our team in Europe has made some aggressive future commitments. Mexico is also big for us. We hold a leading position with the pickups and the Urvan. In our plans, Mexico represents a future staging platform for Latin America. After that, you've got GOM, which collectively goes from a relatively minor part of our business to a major growth engine as we look to 2010.

The most important thing about the U.S. is that we do not sell LCVs there yet. It's a huge opportunity for us, particularly because North American LCV customers have many unmet needs. First, however, we need to understand the distribution model and these unmet needs. We started a study a year ago and have identified several interesting opportunities.

In Japan, one of the world's most saturated markets, we actually overachieved our business plan by almost 10,000 units. Conventional wisdom says there's little opportunity there. However, I think there is a lot of potential, and the battlefield is that of customer satisfaction through services.

Two years of research have shown us that LCV customers view service very differently from passenger vehicle customers. In fact, services are just as important to them as the product. LCV customers are buying something they expect to serve them for a long time, to operate with perfect reliability and with a low cost of ownership. They do extensive online research before talking to us. They want their vehicles serviced outside of normal working hours. You can see this behavior more or

Volume and Operating Margin


(Thousand units)
(Consolidated operating margin %)
500
400
300
200
100
0
10
8
6
4
2
0
7.7%
8.0%
400
+28.2%
434
+40%
'00
'01
'02
'03
'04
'05
'07
NRP
Nissan 180
Nissan Value-Up

Activities by Regions


Europe
Specialized LCV dealerships to be introduced
Japan
Specialized LCV dealerships being put in place
North America
Dedicated team in place to implement strategy


ZH·158763

less globally, although needs vary from country to country.

That's why we developed our LCV Pro Shop concept for Japan, to provide that superior service as well as custom conversions. We opened two pro shop hubs in fiscal 2005, in Kanagawa and Tokyo, and recently another in Miyagi Prefecture. The hub shops have basically all the services, and support several satellite or spoke shops. We've done the trials, checked the performance and the problems. Now we're ready to deploy the concept elsewhere in Japan. Later we will export this concept to other markets: Europe, for instance, will develop a similar concept by adapting the Pro Shop model to specific European customer needs. We see two slightly different customer profiles in Europe, truck buyers and van/pickup buyers. We're working on adapting the Pro Shop model appropriately.

LCV customers are big on conversions, rarely wanting what comes out of the factory gate. They want a box and shelving here, or a door there. We're having an organization in North America look at extreme customer usage, such as ambulances and SWAT team vehicles, to see how we can innovate based on that—aspects like super-efficient storage, and getting in and out of the vehicle quickly and smoothly with lots of equipment.

Did we have this mentality two years ago? No. We thought like a car company, and car companies wait for customers to walk through the door and sell them a product that is standard in principle. The Pro Shops turn that around, establishing an infrastructure that supplies exactly the services the customer needs.

In an overall sense, we follow six strategies, all linked to that 40 percent increase in volume and doubling profit. First, renewing our portfolio. Second, reducing cost and enhancing value for the customer. Third, entering new territories. Fourth, enhancing the value chain, because you need the marketing, after-sales and conversion. Fifth, original equipment manufacturing or OEM deals. And sixth, taking all the lessons we've learned through this breakthrough and passing that knowledge on to later generations of LCV managers.

There are a couple of issues related to OEM deals. In 2002, we found ourselves in a kind of limbo, with a portfolio full of products produced by other makers with our badge on them. Obviously we make more profit from vehicles we sell, like AD Van and Civilian, than on vehicles we buy.

Even our most aggressive rollout plans wouldn't supply enough volume to sustain the 8 percent profitability that we want. So we looked for strategic partners that would provide us additional volumes. We've completed a deal with Renault Trucks in Europe, cross-badging a new truck with them. They enter a new segment; we enjoy the added volume. We've signed a similar deal with Mazda for AD Van in Japan and we are working on other deals.

Nissan has advantages in the LCV space. No LCV competitor can play in every market in every segment. And fleet managers, some of our key customers, are taking a global perspective on sourcing their vehicles. We don't have global coverage in every segment yet, but we've spent two years on a plan that is getting us there.

We have an aggressive product-launching plan for fiscal 2006 and 2007. Fiscal 2006 will benefit from what we began two years ago as products come out of the pipeline. We launch one all-new product in Europe, the Cabstar, and three significantly changed models. We will also launch an all-new product in Japan. In fiscal 2007, the network starts to hum, and we come in with new products and start with a regional rollout. By fiscal 2007, we plan to cover almost 70 percent of the world markets.

HIROTO SAIKAWA
Executive Vice President



Pursuing New Sourcing Frontiers and Partnerships

Nissan must be a global cost leader. The mission of purchasing is to develop effective new supply sources for bought-out parts, machinery and equipment, vendor tooling, and services. Increasing our sourcing from leading competitive countries, or LCCs, represents a major breakthrough under our Nissan Value-Up business plan.

In 2005 we focused on China and Thailand, which will serve as best practices on how to effectively manage future LCC activities. Working together with engineering we gained both practical knowledge and the momentum needed to reach into other LCCs and apply what we've learned in China and Thailand.

The logic behind LCC activities is not just to reduce absolute cost but also to allow us to focus on efficiency and our core business. For example, we've chosen to outsource and offshore certain back-office functions, operational work and call centers to countries like India and China. This approach reduces the cost of standard business operations and mitigates the cost increases associated with business growth and expansion. But, more importantly, it allows us to focus critical resources on our core business activities and those that generate the most value.

The fruits of these efforts are already being seen in Japan, North America and Europe, where over 15 percent of purchasing costs for these three regions will be sourced from LCCs. We anticipate seeing those cost benefits in 2006 and beyond.

Leading Competitive Countries (LCCs)


Eastern Europe
Russia
China
Maghreb
India
ASEAN
Mexico
Mercosur Countries

We are convinced this is the right direction. However, competition is relentless and we need to speed up and scale up our activities. Nissan's geographic expansion is proceeding as planned in 2006, driven in part by our focus on the so-called BRIC nations—Brazil, Russia, India and China. We are aware of the risks when expanding a supply base to new regions, so we are systematically reinforcing our logistics management to handle a potentially longer supply chain. No compromises will be made on quality and delivery.

The Renault-Nissan Purchasing Organization—RNPO—has formed a Common Supplier Panel, which identifies Renault and Nissan supplier candidates, including those in LCCs. At present, we can anticipate benefits from Renault's existing LCC supply bases in Eastern Europe and Brazil, and the shared leadership of the Alliance allows us to trade know-how and find additional LCC opportunities.

In expanding our supply base, we are working closely with our suppliers. We are deploying the concept of "project partners" that is facilitating Nissan and its suppliers to optimize the required investments for new projects together. This upstream collaboration allows us to resolve critical problems earlier in the project cycle, especially important when establishing new LCC supply bases.

We are firmly committed to pursuing a high level of performance in quality control and delivery in LCCs. To establish strong supply bases in these key countries, we will focus on the effective deployment of our purchasing activities with our global network and seek further enhancements of our current partnerships with suppliers.

Measured Moves into New and Emerging Markets

Nissan is on the move, spreading out, measuring the potential of scores of markets around the world. Our initial presence in a new region may be small in scale—just a few dealerships and a carefully selected model. Immersing ourselves in the market, really getting to know the customers and their needs, is far more vital to us than a media splash.

Once we gather that market knowledge, however, our expansion is swift and sure. We branch out from the major metropolises, establishing new sales distribution channels. As a market matures, we localize, building production facilities and sourcing from local suppliers to both meet the surge in demand and keep costs low. To draw more customers to Nissan, we begin sales financing operations.

In vibrant marketplaces as diverse as Russia, Korea, Egypt, Thailand, China and India, Nissan holds to this solid and profitable pattern. As we contemplate both new markets and existing ones where we hope to expand, our Alliance with Renault is always integral to our calculations. Where we are a stronger presence, we provide a base for Renault. When the opposite is true, Renault is our welcome foundation. This singular partnership, more than any other factor, has powered the success of our global expansion plans.


Russia
2009: Start of new manufacturing plant in St. Petersburg
Eastern Europe
Ukraine
April 2005: new sales company
China
March 2006: New PV technical center
2006: Production capacity expansion
Gulf Countries
Egypt
December 2005: Sunny SOP
Pakistan
India
June 2005: new subsidiary
Thailand

GEOGRAPHIC EXPANSION

THAILAND

Preparing for Local and Global Growth



KOSAKU HOSOKAWA
President
Siam Nissan Automobile Co., Ltd.

In 2005 our profit improved, but we lost some sales volume. However, we knew in 2004 when we took over Siam Nissan Automobile Co., Ltd. that 2005 and the first half of 2006 would be difficult.

There were several reasons we didn't chase volume in 2005. First and foremost, two of our major volume-selling models, the Pickup and the Sunny, were both at the end of their model cycle. I also discovered how poor our sales network was in terms of showroom quality and the way salespeople and service technicians handled customers.

An additional problem was that the locations of our showrooms didn't match up with where our customers were living. We found that they had moved from central Bangkok to the suburbs, but the company had not done any market analysis for over ten years and was unaware of that. Chasing volume under these conditions was more likely to increase customer dissatisfaction than sales.

The first thing I decided to do was prepare for new products. I also implemented market representation activities, particularly for Bangkok. Bangkok represents half of the total demand in Thailand, but our sales performance there was quite weak. We began identifying ideal locations for showrooms and establishing standards for the showroom and after-sales service.

Through market representation activities, we discovered the need to find both new dealer candidates and current dealers willing to make a bigger investment. By the end of 2005, we'd added 13 showrooms in Bangkok, and we'll open up 16 more during 2006. We plan to have 201 showrooms nationwide by the end of this year, with their facilities and management elevated to Nissan's global standard.

Last year was a record for sales in the Thai market, with a total industry volume of 703,000 vehicles. At the beginning of 2006, the consensus in the industry was to expect 4 to 5 percent growth. However, total industry volume has remained virtually flat. There are three primary reasons. Fuel prices are high and continue to rise, and interest rates are also high. Political turmoil is also a factor. The courts rejected the results of the recent general election, so Thailand has to go to the polls again. Consumer confidence has subsequently dropped a bit.

One clear plus for us was the Teana. Just a year after we introduced it in June 2004, the Teana had become one of the best sellers among large passenger cars. Besides being affordable, the Teana's fuel consumption makes it attractive in the fuel crisis. Our previous entry, the Cefiro, had a very small market presence, but the Teana was competitive against the segment's other dominant models. Since our network was so poor, Teana's sales were even more impressive.



"Shift_"event in Thailand in May 2006



New Teana in "Shift_"event



New Teana

Customer awareness of Nissan and our reputation for quality is high in Thailand. Thailand was actually our first overseas market—we started operations with Siam Motors back in 1952. When the Thai baht crisis hit and the Asian economy nearly crashed in 1997, though, it hurt us. Most other manufacturers were able to inject capital to save their local investors and take a majority share. Unfortunately, we had a financial crisis of our own in 1997 and 1998. We couldn't put the necessary cash into the Thai operation, and we lost an opportunity and the competition got ahead.

Pickups dominate the Thai market, accounting for 60 percent of the total industry volume, and last year pickup production was 750,000 units. Thailand is a fine manufacturing base for pickups—it's actually the second-biggest producer of pickup trucks after the United States—and we have an excellent supply chain there, particularly for parts. Other makers had already established Thailand as their base for pickup exports, and logically we knew we should do the same.

Pickup production in the United States and Spain covers the North American and European markets, so we plan to have Thailand cover the other markets. Production is scheduled to start at the end of 2006. We're currently preparing a new generation of pickups, too, mainly for export to the GOM market.

The Thai market's second-biggest segment is the mid-sized to smaller passenger car. We're going to change our offering in this segment, replacing the Sunny with the Tiida sedan and hatchback. We hope to keep current customers and gain some new ones from people who are presently driving the competition.

Before now, we were the only major car manufacturer in Thailand without a captive finance company. One problem that created was a loss of brand continuity. A customer typically starts the purchase process by seeing a Nissan TV commercial or reading a brochure, and then goes to the showroom. At the end of the purchase experience, a different company was coming in, which meant we lost a brand touchpoint.

A second reason is that financing is basically a profitable business. As long as we are selling the vehicle, and customers are using our financing, we have a chance to make profit.

Foreign finance companies looking to establish themselves in Thailand need the government's approval. We received our license in March. We've started the pilot phase, and will begin actual operations at the end of May. This will help support the sales of the new vehicles coming at the end of June.

Because Thailand has free trade agreements with several other Southeast Asian countries, especially ASEAN nations, we also have a major regional opportunity. We'll be raising production to 200,000 units, with 70,000 of them destined for export markets. Thailand also has a good supplier base, and assembly costs in our factories are quite competitive. For these reasons I believe that Siam Nissan will continue to grow as a global player and be a major contributor to Nissan Value-Up.

GEOGRAPHIC EXPANSION

RUSSIA

Profitably Riding a New Market Surge



TORU SAITO
Managing Director
Nissan Motor Rus

Two years after January 2004 when we started commercial operations in Russia as Nissan Motor Rus, our sales had already reached 46,500, representing a 63 percent gain over the previous fiscal year. Four new models helped to drive our performance: the 350Z, Pathfinder, Murano and Navara. Nissan's strong brand presence permits us to keep our retail prices at a good yet competitive level, allowing for sustainable profit.

Several external factors helped generate the increase. High oil revenues and gas and other natural resource exports brought sustained economic growth, creating a powerful demand for vehicles, particularly foreign brands. Japan's brand image among Russian consumers is excellent, and Nissan has a particularly good reputation for quality and performance. In fact, the Navara was just named 2006 Car of the Year.

Internally, we control our sales expenses very well and don't spend much on incentives. Our supply chain pipeline has been streamlined. We've been quite aggressive in our marketing, too, increasing communications and advertisements. We're working hard to develop a wider sales network and present a product lineup that fits Russian conditions and local consumer requirements. The number of models is still relatively small, but we're selling a lot of each. Our product mix has helped. The 4x4s account for a good portion of our sales and provide better profits than regular passenger cars.

Dealer margins are another factor. In Russia, the gross dealer margin is much lower than in Western Europe, primarily because sales expenses are comparatively lower and volume is bigger per dealer. Nissan also strives to keep dealer numbers low and go with big dealerships. Reflecting that, our top dealer in Moscow, the largest market in Russia, sold close to 5,000 cars last year, and the average was around 2,500.

Right now we have thirty-two dealer partners, some of whom have more than one outlet. We've also got quite an aggressive network expansion plan. We intend to add ten dealerships this year, and do the same next year. We already have good partners in Moscow and St. Petersburg, so the task is to find equally good ones as we expand into the regional markets, including Siberia. Last year we also started sales in the Ukraine.

We're quite selective and demanding about dealership appointments. Thanks to Nissan's good reputation, we don't have any problem attracting new partners. We spend a significant amount of time assessing candidates. We visit the city, check the site the candidate has in mind, and examine their financial resources and management team. Once we award a franchise, we support it well. Even in the



Aurora Auto in St. Petersburg



Pelikan-Auto in Moscow



Navara was named 2006 Car of the Year

regional markets, our goal is for annual sales of 1,000 units.

Many consumers here want cars but have limited earning power, so the need for financing is correspondingly high. Thirty percent of our sales were financed last year, and that percentage is growing continuously. Interestingly enough, no manufacturer currently has a captive finance operation here, largely because it takes as long as two years to get a banking license in Russia's protected finance market. We worked with Renault and their sales finance entity, RCI Banque, to develop a dedicated finance product for Nissan. We began offering this product in April through a foreign-capitalized local bank, International Moscow Bank.

The total car and LCV market in Russia is about 1.5 million, and last year foreign brands accounted for 600,000 of those units. Moscow represents roughly 60 percent of the market, and St. Petersburg around 10 percent. Foreign models have driven market growth the past three years, and we anticipate a 45 percent jump to above 800,000 units in fiscal 2006. Our original business plan for this fiscal year was to sell 60,000 units, but we've already revised that upward, and could reach around 70,000 units.

The thing I'm happiest about in 2006 is that our 4x4 lineup is so strong. We now have five models—Patrol, Pathfinder, Murano, Navara and X-TRAIL—and all are selling well. The 4x4 segment in Russia is huge, more than 20 percent of the total market. Russians prefer a tough, maneuverable vehicle with good visibility, because six months a year you're driving in snow, and even in the cities road conditions are bad.

This spring we also launched the Note and the Almera Classic. The Note has already earned fine reviews. So has the Almera, a compact that is our highest-volume model in Russia, representing around 45 percent of total sales. It's produced in Korea by Renault Samsung Motors—the first Japanese-branded model supplied from Korea. We're bringing the Teana to market in July, built to specifications applicable to Russia. We have high hopes that the Teana will help us regain a strong presence in the premium segment.

We will also officially launch the Infiniti this October, taking advantage of a luxury market that grew 70 percent during the first four months of 2006. I say "officially" because the gray market was already importing Infiniti from the United States. We're even stocking Infiniti spare parts because customers were coming to Nissan dealers for help.

I'm basically quite optimistic about the Russian market's future, which is still far from mature. If oil prices remain at current levels, the economy should be fine. A big price drop would be a blow, however, because Russia is so dependent on the oil and gas business.

Managing the market risks Russia poses requires a diversified portfolio, including luxury cars, compact cars and affordable entry-level models. Because of the market's great potential, we're investing in a new manufacturing facility in St. Petersburg. Construction begins next spring, and we'll start production in early 2009 with an initial capacity of 50,000 units. Currently we're discussing which models we will produce, and how many production lines we'll have.

GEOGRAPHIC EXPANSION

INDIA

Entering a New Market at a High Level



YOSHIE MOTOHIRO
Managing Director
Nissan Motor India
Pvt. Limited

We established our corporation in India just a year ago, and currently sell one model, the X-TRAIL. People in India know about Nissan as a global company and about Mr. Ghosn, but they don't really know we're selling cars in India yet. Nissan is committed to the Indian market, however, and we see a lot of potential here.

The total industry volume in India exceeded one million units in 2004 and 2005. The compounded annual market growth rate for the last decade was 11 percent. This figure is supported by a really good economy and stable government policy. India's GDP growth rate averages 7 or 8 percent annually, and the government expects that to continue for at least three or four years. By 2010, we believe the total industry volume will exceed two million units.

By introducing the X-TRAIL, which is both a luxury vehicle and a leisure vehicle, we're building a brand image of high quality and technological superiority. We are targeting wealthy families, who typically buy the X-TRAIL for a combination of leisure and everyday use. The X-TRAIL is often the fourth or fifth car a family purchases.

Because the X-TRAIL is a completely built unit, or CBU, we have to pay 111 percent duty. The duty on "completely knocked down" or CKD models, which are assembled in country, is only 38 to 48 percent depending on engine displacement. The price positioning is therefore totally different. We had five dealers at the end of last year, and together they sold 160 units in fiscal 2005.

One advantage is that we sell a diesel version here, which our competitors do not. That's important in the Indian market; everyone is keying on fuel consumption, and diesels are very popular because the fuel price is so competitive.

Of course we're not satisfied with selling just one model. We want to enter higher-volume segments, meaning the more moderately priced A, B, C and D segments. Geographical expansion is one of the breakthrough activities under the Nissan Value-Up plan, and although China is the top priority, I believe India comes next. We recently announced our business collaboration with Suzuki, including sharing manufacturing facilities, starting at Suzuki's plant here.

During the year since our corporation was established, we have grasped the in-depth realities of India's market and have factored them into our future strategies. We're now completing a feasibility study on how to fully enter this market, and will finalize our plans very soon. Nissan has the resources to proceed very quickly after that.



X-TRAIL at Auto Expo


NISSAN

Aquest Auto Pvt. Ltd in Mumbai



Nissan Motor India employees

NISSAN ACHIEVED RECORD REVENUES, OPERATING INCOME, NET INCOME, SALES AND PRODUCTION VOLUME IN FISCAL 2005. CONSOLIDATED NET INCOME TOTALED ¥518.1 BILLION, UP 1.1 PERCENT, A RECORD FOR A SIXTH CONSECUTIVE YEAR. GLOBAL SALES REACHED A HISTORIC HIGH OF 3,569,000 UNITS, A 5.3 PERCENT INCREASE IN A FIERCELY COMPETITIVE MARKET.

THIS WAS THE FIRST YEAR OF NISSAN VALUE-UP, THE COMPANY'S THIRD MID-TERM BUSINESS PLAN, AND MARKED OUR TRANSITION FROM THE REVIVAL PHASE TO THAT OF SUSTAINABLE AND PROFITABLE GROWTH.

Net Sales

Consolidated net sales came to ¥9,428.3 billion, up 9.9 percent from last year. Favorable changes in foreign exchange rates resulted in a ¥301 billion improvement. Changes in the scope of consolidation, such as the inclusion of Calsonic Kansei, added ¥117.8 billion.

Operating Income

Consolidated operating profit improved by 1.2 percent from last year to a record ¥871.8 billion, resulting in an operating profit margin of 9.2 percent. The following factors affected operating profit:

- Foreign exchange rate fluctuations produced a ¥117.8 billion gain for the year. Of that total, ¥77.2 billion came from the appreciation of the U.S. dollar against the yen. The appreciation of the euro resulted in a positive impact of ¥6.3 billion. Forex activity in other currencies brought in ¥34.3 billion, with trades involving the Mexican peso accounting for ¥15.3 billion.
- Scope of consolidation changes, primarily from the consolidation of Calsonic Kansei, had a positive impact of ¥21 billion.
- Price, volume and mix had a combined positive impact of ¥20.4 billion.
- Selling expenses increased by ¥52.9 billion, mainly due to the higher level of incentives, particularly in the U.S. market.
- Lower purchasing costs resulted in a contribution of ¥160 billion. However, we had to absorb ¥100 billion in additional costs from increases in the price of raw materials and oil.
- Product enrichment and the cost of new regulations had a negative impact of ¥69 billion.
- R&D expenses increased by ¥22.6 billion to upgrade technology and develop new products.
- Manufacturing and logistics expenses went up by ¥16.9 billion, reflecting the cost of added capacity and product-specific investment needed to support the seventy product launches during the Nissan Value-Up period.
- Warranty expenses had a negative impact of ¥37 billion, a side effect of growing sales and swift, proactive customer service actions.
- General, administrative and other expenses rose ¥10.2 billion.

Impact on Operating Profit
(Billion Yen)


1,200
1,100
1,000
900
800
861.2
FY04 OP
+117.8
Scope of consolidation
+21.0
+20.4
Price/ volume mix
-52.9
Sales expenses (incl. incentives)
+160.0
+100.0
Raw material energy cost
-69.0
Product enrichment & regulations
-22.6
R&D expenses
-16.9
Manufacturing expenses
-37.0
Warranty expenses
-10.2
G&A and others
871.8
FY05 OP

Regional profits were modified by a global change of inter-company payments that favored Japan, which bears most of the company's engineering and global development costs.

Operating profits in Japan amounted to ¥390.4 billion, compared to ¥341.1 billion yen in the previous fiscal year. Profitability in the U.S. and Canada totaled ¥345.4 billion, a slight drop compared to the ¥379.7 billion in fiscal 2004. Operating profit in Europe rose from ¥56 billion to ¥67.2 billion. In the General Overseas Markets, which includes Mexico, operating profits came to ¥101.2 billion, up from ¥84.8 billion last year. Inter-regional eliminations resulted in a loss of ¥32.4 billion, mostly from unrealized profit on inventory.

Net Income

Net non-operating expenses totaled ¥25.9 billion, ¥20.4 billion higher than last year, largely the result of foreign exchange losses. Net extraordinary items totaled negative ¥36.9 billion, which actually represented an improvement of ¥25.5 billion from last year. The losses are mainly due to one-time changes resulting from a revision in Japanese accounting standards relating to the impairment of fixed assets. These losses were offset by a gain from the sale of Nissan Diesel shares to Volvo.

Pre-tax income was ¥809 billion. Taxes totaled ¥254.4 billion, representing an effective consolidated tax rate of 31.4 percent. Minority interests, which are profits from fully consolidated companies that Nissan does not own outright, such as Calsonic Kansei, Aichi Kikai and Nissan Shatai, amounted to ¥36.5 billion. Net income totaled ¥518.1 billion, an increase of ¥5.8 billion over last year.

FINANCIAL POSITION

Balance Sheet

In 2005, Nissan's total consolidated assets went up by 16.6 percent to ¥11,481.4 billion.

Current assets increased by 17.2 percent from ¥5,139.4 billion to ¥6,022.3 billion. The main reason was a ¥562.3 billion increase in sales finance receivables. Fixed assets increased by ¥750.6 billion to ¥5,458.7 billion, a 15.9 percent rise. There was a ¥641.9 billion increase in property, plant and equipment asset value thanks to capital expenditures of ¥475 billion and foreign exchange gains of ¥228.6 billion.

Current liabilities went up by ¥877 billion, or 22.1 percent, to ¥4,851.7 billion. This included an increase in short-term borrowings of ¥664.5 billion for sales financing and foreign exchange activity of ¥198.5 billion.

In fiscal 2005, total shareholder equity increased from ¥2,465.8 billion to ¥3,088 billion. This rise was primarily due to net income of ¥518.1 billion, offset by ¥105.7 billion in dividends paid. Consolidated shareholder equity represented 32.8 percent of total revenues and 26.9 percent of total assets.

Net Cash Flow (automotive)
(Billion Yen)


1,400
1,050
700
350
0
Net automotive cash at the end of FY04
205.8
+1,106.3
Operating activities
-222.2
Pension fund
+76.8
Working capital and others
-269.8
Tax paid
-419.8
Investing activities
Free cash flow ¥271.3 billion
Financing activities ¥154.2 billion
-105.7
Dividend paid
+4.2
Treasury stock
-52.7
Other financial activities
+50.0
FX rate impact
Net automotive cash at the end of FY05

Corporate Rating


Aa3
A1
A2
A3
Baa1
Baa2
Baa3
Ba1
AA-
A+
A
A-
BBB+
BBB
BBB-
BB+
R&I
Moody's
9/01 4/02 9/02 4/03 9/03 4/04 9/04 4/05 9/05 4/06

Automotive Net Cash Change

Cash from operations totaled ¥1,106 billion. Despite a lump-sum contribution of ¥222.2 billion to Nissan Group pension funds, working capital and proceeds from asset sales helped to generate free cash flow of ¥271.3 billion. Cash from financing activities totaled ¥154.2 billion, including ¥105.7 billion for dividend payments.

We had a net cash position of ¥372.9 billion at the close of fiscal 2005, which represented an improvement of ¥167.1 billion compared to the beginning of the fiscal year.

Credit Rating

R&I had Nissan's long-term credit rating listed as A as of May 16, 2006. S&P upgraded our rating from BBB to BBB+ on July 20, 2004, and Moody's upgraded us from Baa3 to Baa1 on January 29, 2004.

Investment Policy

Capital expenditures decreased by ¥2.5 billion to ¥475 billion, or 5 percent of net revenue. This included the investment needed to complete the new Dongfeng Nissan Technical Center. R&D expenditures increased by ¥49.5 billion to ¥447.6 billion. The funds were used for developing new technologies and products. Our R&D resources are focused on projects that will add value for our customers and deliver an expected return in both the short and long term.

Dividend

At the annual general meeting of shareholders on June 27, 2006, the company proposed increasing its dividend to ¥29 per share in fiscal 2005, up from ¥24 in 2004. In fiscal 2006, the second year of the Nissan Value-Up dividend policy, the company plans to increase dividend per share to ¥34. By the end of Nissan Value-Up in March 2008, Nissan intends to pay an annual dividend of no less than ¥40 per share.

Return on Invested Capital

Nissan's investments are made within the strict guidelines of its automotive operating return on invested capital (ROIC). Based on these guidelines, Nissan reached 19.4 percent at the end of fiscal 2005. This is in line with our ROIC commitment to average 20 percent over the three-year period of Nissan Value-Up.

Investment in Our Future


(Billion Yen)
(% of net revenue)
500
400
300
200
6
5
4
3
239
244
232
206
262
326
300
378
354
427
398
478
448
475
4.0%
4.1%
3.8%
3.4%
4.2%
5.3%
4.4%
5.5%
4.8%
5.8%
5.6%
5.0%
FY '99
'00
'01
'02
'03
'04
'05
R&D
CAPEX

Canton plant investment included from fiscal 2001

Dividend Policy


(Dividend per share, in yen)
50
40
30
20
10
0
0
7
8
14
19
24
29
34
40
FY '99
'00
'01
'02
'03
'04
'05
'06*
'07*
NRP
Nissan 180
Nissan Value-Up

*Forecast

FISCAL 2005 SHARE PERFORMANCE

DESPITE NISSAN'S RECORD OPERATING RESULT IN FISCAL 2005, ITS MARKET-ADJUSTED STOCK PERFORMANCE WAS NEGATIVE. THE ROLE OF OUR INVESTOR RELATIONS TEAM IS TO BETTER ADDRESS THE NEEDS OF INVESTORS AND ENHANCE THEIR UNDERSTANDING OF NISSAN'S PERFORMANCE. WE ARE COMMITTED TO ENSURING THAT INVESTORS ARE ABLE TO GAIN A MORE IN-DEPTH VIEW OF THE COMPANY'S OPERATIONS AND PERFORMANCE INDICATORS.

Share performance in fiscal 2005

Nissan's share price began at ¥1,099 at the end of fiscal 2004 and ended fiscal 2005 at ¥1,398, generating a positive return of 27.2 percent. With the dividend of ¥29, total return to shareholder (TRS) was a positive return of 29.8 percent. On a market-adjusted basis, however, our performance was negative. Since our product cycle was at a low point, our profit growth has declined. As a result, we assume that has made investors less confident about our future. While it is true that our financial result was not strong enough, there are many activities going forward which are not reflected in our current result. In this report, corporate officers explain what actions Nissan has undertaken and will undertake to ensure better performance for the future.

Payout Policy

Nissan announced its Nissan Value-Up three-year dividend policy, covering the period from fiscal 2005 to fiscal 2007, at the annual general meeting of shareholders on June 23, 2004. Nissan proposes a long-term dividend policy to give more visibility and improve transparency into the ways in which Nissan rewards its shareholders. Nissan believes that a long-term dividend policy reduces uncertainty for investors who already own or are considering acquiring Nissan stock.

IR Activities

Under Nissan Value-Up, the IR team's performance will be evaluated based on the price-earnings ratio (PER) and volatility relative to our major competitors. PER is used to measure how successfully the IR team can manage market expectations about Nissan in order to maintain the Nissan share price close to an intrinsic value. The other measure, volatility, is used to measure the risk perceived by investors in Nissan stock. If Nissan can successfully reduce volatility, the minimum return required by investors should decline. The IR team believes that a strengthening of disclosure activities is required to improve both measures. The team plans to disclose not only financial results but also more forward-looking information about Nissan fundamentals such as technology and product. Such forward-looking information helps investors forecast future performance more precisely and reduces uncertainty about the future. In addition, our top management team will increase their availability to communicate directly with investors. We believe that will further enhance investor understanding of Nissan's future strategy.

Fiscal 2005 Share Performance
(Index: March 31, 2005=100)


150
140
130
120
110
100
90
80
TOPIX Transportation Equipment Index
Nissan
TOPIX
Apr. May June July Aug. Sept Oct. Nov Dec. Jan. Feb Mar.
2005
2006

Five-Year Share Performance
(Index: March 30, 2001=100)


200
150
100
50
0
Nissan
TOPIX
TOPIX Transportation Equipment Index
'02 '03 '04 '05 '06

Growth Momentum

SUREFOOTED, SUSTAINABLE GROWTH IN A VOLATILE MARKETPLACE—IN JAPAN, NORTH AMERICA, EUROPE AND OUR GLOBAL OVERSEAS MARKETS, NISSAN CONTINUES TO SET AGGRESSIVE GOALS FOR REGIONAL DEVELOPMENT AND THEN MEET OR SURPASS THEM. NEW TERRITORIES, NEW NEEDS, NEW OPPORTUNITIES. WITH OUR RECOVERY COMPLETE, WE CAN NOW ASSESS A WEALTH OF EXPANSION OPTIONS FROM A STANDPOINT OF STRENGTH.





YASUAKI HASHIMOTO
Corporate Vice President



Asia/Oceania

Following Up on Promising Beginnings

GOM's performance was relatively good in fiscal 2005, with total sales of over 800,000 units. While the oil price hike and a lack of new Nissan products caused some regions to lag, we're expecting very rapid growth during fiscal 2006 in countries like China and Pakistan. In fact, we should pass 900,000 units overall.

We have been conducting feasibility studies on expanding further in Pakistan and India. Total demand in Pakistan, starting from almost nothing, reached about 160,000 or 170,000 units last year. The India study is nearly finished, and we will announce our plans for that market soon.

In Australia, total industry volume stayed solid at close to a million units. Nissan is strong as an import carmaker in Australia, and we recently introduced a series of new products—the Pathfinder, Murano and Tiida—which will surely sustain our sales momentum in the Australian market.

Right now there are a lot of "multi-franchise" dealers in Australia selling several brands out of the same showroom. One of our initiatives is to establish more exclusive Nissan dealers. We're linking this effort with our new visual identity program of dealer facility, and encouraging dealers by partially subsidizing the showroom renewals.

Last July we introduced the Infiniti in Korea, the first time we've marketed the brand outside of North America. There was no Nissan network in Korea, and the network and sales company were brand new. Although the volume is still low and we have just three dealerships, we were in the black and sales are steadily going up.

We also managed a win-win with Renault in Korea. Early this year we started exporting a Renault Samsung model called the SM3, with a Nissan badge on it, to the Gulf countries, Latin America and Africa. Renault secured production volume, and we got a model that will allow us to compete in this cost-conscious market segment.

We have several initiatives to generate momentum in GOM territories. One is private financing, which is an area of hot competition among market entrants. We just established a new retail finance company in Thailand, and Renault's finance company in Korea, Renault Credit International, offers service for Infiniti customers. I think financing will strengthen our car business.

We are also transferring some marketing and sales functions from Tokyo to the regions. Last year, we established a regional headquarters for Asia in Singapore. They have a better sense of their territory and can react faster to market changes, and we save G&A expenses because expenses are relatively low.

We will have five new products in fiscal 2006, including the first global model to be released in China before other markets. This is a strategic car because it is both cost-competitive and will meet a wide array of customer needs. We realized that need in the 1990s but couldn't afford to address it then. Now that our GOM sales are nearly double what they were in 2000, and volume is rising steadily, we're ready to invest. We are certain we will recoup our outlay through revenue from GOM.



Livina Geniss



GILLES NORMAND
Corporate Vice President

Middle East, Africa, Latin America and the Caribbean

Making Intelligent Choices in a Rich and Highly Diversified Market

Fiscal 2005 was the sixth straight record-breaking year for Nissan in our GOM region. Our business grew about 19 percent overall. The growth was led by a 24.1 percent rise in Latin America and the Caribbean and a 21.4 percent jump in volume in the Middle East. Since geographical expansion is one of the four business breakthroughs under the Nissan Value-Up plan, we are encouraged by this success.

Driving our geographic expansion are lineup enhancements and lean yet significant industrial investments that lend us the power to attract new customers in these regions. Firstly, in Egypt, we took control of our local operations, invested significantly and started local production of the new Nissan Pickup. We sold more than 4,500 vehicles—nine times the 2004 volume—and aim to exceed 10,000 units in fiscal 2006. The second locally made product—the Nissan Sunny—is already in production, and later this year we will start manufacturing a third product, the acclaimed Nissan X-TRAIL SUV.

Secondly, our strong ambitions for South Africa are materializing as we expand our lineup there, including a new locally produced model. During fiscal 2005 we began completely transforming the way we make vehicles and manage the plant in South Africa.

Thirdly, our momentum in Latin America and the Caribbean has been moving us forward during the past five years. There, and in the Middle East, we've taken advantage of buoyant local economies prospering thanks to oil and raw material price increases. Pickup trucks, SUVs and crossovers are clear favorites in all these countries—segments of the market where Nissan enjoys a strong image. We are also broadening our lineup in other product segments. For example, we are expanding our passenger car lineup with the Nissan Tiida, which will attract a new and younger customer to our brand.

Turning to the Infiniti, we are pleased to have contributed to its development as a global tier-1 brand. Sales volume grew eightfold in the Middle East to around 3,700 units thanks to the lineup expansion, particularly the very popular M45, and the deployment of dedicated Infiniti outlets.

In addition to geographic expansion and Infiniti development, we have undertaken far-reaching activities to enhance Nissan's brand value in the GOM region. To accomplish this, GOM has been undergoing a "silent" yet deep business transformation the last few years, shifting our mindset, behavior and standards upward both internally and externally. Extensive work has been performed to improve dealer standards, retail environment and customer handling.

These actions have effectively leveraged the ongoing hard investments in our new retail visual identity and facilities worldwide. One welcome result is the Synovate Platinum award we won in South Africa for outstanding performance in the competitive customer satisfaction index. In 2005, we also tracked competitive survey results in 17 countries. We ranked in the top three in the sales satisfaction index in ten countries and in 12 of them in the customer satisfaction index, an even tougher feat.

This shows what we are all about: combining strong, bold products with a top-of-class customer experience. In 2006, we expect to keep our momentum and break another record for GOM.



The world's largest Nissan showroom, in Oman





Investment for the Future

Investment for the Future

AS THE VELOCITY OF TECHNOLOGY RISES, NISSAN STANDS READY. OUR TECHNICAL KNOW-HOW, ALREADY WORLD RENOWNED, WILL DEEPEN AS WE COMMIT BILLIONS TO NEW R&D INVESTMENTS. WE ARE FINDING MARKETS FOR EXISTING NISSAN TECHNOLOGICAL ASSETS AS WELL AS OUR BRAND. AND NEW FINANCING ARMS IN EMERGING MARKETS WILL GIVE CUSTOMERS EAGER TO BUY NISSAN QUALITY THE POWER TO DO SO.

MITSUHIKO YAMASHITA
Executive Vice President



Exploring Diverse Paths to Viable Future Technology

Nissan's technology development is based on what we call the "Orchard Concept," which has three layers covering the whole scope of our engineering. The top layer is the Harvest Plan, representing our products. The middle layer is the strategy, which you can compare to seeding and growth. The bottom layer is soil enrichment—how we support these activities and sustain production for the future. The ten thousand people in my department regularly examine all these layers.

Nissan's global business plans, such as Nissan 180 and Nissan Value-Up, cover three-year periods. That span is very manageable in scope, and fosters firm commitments and concrete achievements.
We derive great strength from this strategy.

For R&D activities, however, three years is not long enough. We can develop vehicles that quickly, of course, but not core technologies like engines and powertrains, which typically take twice as long. So in fiscal 2005 we came up with the idea of a ten-year plan called Vision 2015. Vision 2015 has four different facets: safety, environment, dynamic performance, and what we call "Life on Board."

One of our primary safety goals is to reduce the number of accidents involving fatalities and severe injuries. Our goal is to reduce the number of Nissan-related automobile accidents, resulting in fatalities and serious injuries, in half by 2015, as compared to 1995.

Our overall approach to achieve the goal is embodied by the "Safety Shield" concept. We have divided the accident environment into six categories: unforeseen risk, apparent risk, possible crash, unavoidable crash, actual crash, post-crash.

Previously we only looked at crash performance, such as how the vehicle protected passengers. Traffic accident trends indicate that fatalities are down significantly in Japan, but the number of accidents is rising, and our research shows that inattention, drowsiness and carelessness cause over 70 percent of them. We need to devise active safety measures that use the vehicle itself to help avoid accidents. Our "Distance Control Assist System" is a prime example of that. The system is especially useful in heavy traffic, where frequent braking occurs.

The Orchard Concept


1. Harvest Plan
2. Seeding & Growth
3. Soil Enrichment

R&D Investment


(Billion yen)
(% of net revenue)
600
500
400
300
200
100
0
6
5
4
3
2
1
0
4.0%
3.8%
4.2%
4.4%
4.8%
4.6%
4.8%
239
232
262
300
354
398
448
'99
'00
'01
'02
'03
'04
'05

The system assists the driver control the distance between the driver and the vehicle in front, through the use of a radar sensor installed in the front bumper of the car behind. If the car in front decelerates, the system automatically applies the brakes in the rear car. Furthermore, if the system determines that the car in front is too close and that braking is required in the car behind, an indicator will appear on the instrument panel and a buzzer will sound simultaneously. The gas pedal will then automatically move upwards against the foot of the driver to assist the driver in switching to the brakes.

Our goal for the second facet of Vision 2015, the environment, is to reduce CO_2 emissions to the targeted value. Target value for technology development in CO_2 emission reductions is 40 percent by 2015, compared to 2005 level. To achieve this goal, we have a "Triple-layered Approach" concept that addresses the vehicle itself, driving behavior, and the traffic conditions.

We are currently developing fuel cell, electric and hybrid electric vehicle technologies.

Reducing the size, weight and cost of motors and batteries are the key factors in promoting HEV, FCV, and EV. The lithium ion battery is a good example. We are ranked number one in research in this area, even above companies that specialize in battery manufacture.

We are also committed to fuel cell stack technology. We decided to develop our own after purchasing stacks from an outside vendor for a time, and managed that in fiscal 2005. Our first practical application came out this year.

In addition to developing these advanced technologies, we continue to further strengthen our current technologies such as the CVT because we need to find a good cost-benefit balance. The CVT is a low-cost and effective solution in reducing CO_2 emission and another longtime strength of Nissan technology. Other car companies do use CVTs, but only Nissan incorporates them on models with higher-displacement engines such as 3.5-liter power engines. I believe our CVTs are the most sophisticated and best integrated in the world.

For the second layer, driving behavior, we're working on "Eco-driving Support." As an example, we've found that including a meter on the instrument panel showing real-time fuel use can change driving

Vision 2015


Vision 2015
SAFETY SHIELD
Technology Development Concept
Safety
Environment
Dynamic Performance

The Triple-Layered Approach


Traffic Circumstance
Driving Behavior
Vehicle

Patent Application


5,000
4,000
3,000
2,000
1,000
0
'99
'00
'01
'02
'03
'04

Registered Patents


10,000
8,000
6,000
4,000
2,000
0
'99
'00
'01
'02
'03
'04

habits. A survey we did on this revealed that fuel economy improves between 5 and 10 percent. This kind of support can help drivers save fuel.

The third layer covers traffic conditions—easing traffic, making driving less stressful, and warning of road problems. We started a project called the ITS Project about a year and a half ago to create the Intelligent Transportation System. We are working on this with both the private sector and government and regulatory bodies.

We are taking the first steps toward a solution locally, in Kanagawa Prefecture. The applications will be implemented later this year. If the test is successful, we can adapt ITS for use elsewhere in Japan and the rest of the world.

Nissan's engineers are renowned for creating cars with dynamic performance, the third facet of Vision 2015. We want every Nissan customer to sense the car's dynamic performance within thirty meters of driving. A related aspect is the "Life on Board" concept, which is the last facet. While in the car, the customer should instantly see both the car's quality—the handsome, well-crafted interior—and its ease of use, such as the navigation system, center box console and electronics.

Cost and weight reduction are never-ending tasks for engineers and vehicle development. We've successfully made such reductions, but this often involves a "slash-and-burn" approach. To ensure that we maintain the same level of performance over the long-term, we added the Cost and Weight Reduction Office in fiscal 2006. The new office will take a long-term view of the task, and will be working with universities and research centers in other companies.

Our Alliance with Renault also continues to work for us in many ways. More and more of Nissan and Renault's total production is now covered by the common platform, and this trend will continue. By using the same powertrains, engines and transmissions, we also avoid duplicating product development and parts manufacture.

The value R&D provides to Nissan is trusted driving pleasure. In other words, we design cars that make "Life on Board" a blend of safety, driving performance, convenience and comfortable luxury. Through our various initiatives, we will build on that value.

Safety Shield

SAFETY SHIELD

The vehicle activates various technologies to help the driver, passengers and other road users avoid danger from normal driving conditions through post-accident conditions.

Helps the driver maintain comfortable driving



Helps the driver return to a safe driving mode in dangerous conditions



Helps reduce injuries and damage when a collision is unavoidable



EIJI IMAI
Senior Vice President



Seeking Superior Quality in Every Category and Region

Nissan's quality in Japan remains at the highest level. We've had some issues in other regions, but for the past few years our overall quality has been rising. For example, according to the J. D. Power and Associates 2006 Initial Quality Study (IQS), our rating improved from 16th to 12th place. When the three-year Nissan Value-Up period ends we intend to be among the top three globally in every category. To accomplish this, we are instituting worldwide the same quality assurance methodologies that work for us in Japan.

This is crucial, because there will be 70 production starts during the Nissan Value-Up period, and we are also expanding geographically. Any such expansion carries an inherent risk for quality—new products and regions bring new parts, processes and suppliers. This is particularly true in leading competitive countries, or LCCs, where suppliers generally have less experience with Nissan.

Nissan does not have *keiretsu* connections. We need strong supplier partnerships, because suppliers provide most of our parts and represent 70 percent of our costs. To minimize the attendant risks, we are bringing several supplier quality assurance initiatives online, including the Supplier Score Card, the Global Supplier Quality Meeting, and the Nissan Quality Award system.

A primary Nissan Value-Up goal is to reduce our warranty costs by 25 percent from fiscal 2004. We are on the right track in fiscal 2005. Since our worldwide production volume is going up, I'm forecasting that total warranty costs will be fairly stable after 2008. On a per-vehicle basis, though, they will continue to fall.

We will open a Field Quality Center at the Nissan Technical Center sometime before the end of 2006. The new facility will speed up and improve our quality analysis of parts and enhance communication with both our engineers and suppliers.

Until 2006, our division was responsible only for product quality, but we now oversee sales and service quality as well. This makes sense, because the functions go hand in hand, and improving their processes and methodology is a unified concern. While the sales function will remain largely independent, we will monitor services more closely because of their tighter relationship to product quality. Our name recently changed to Total Customer Satisfaction to reflect the wider scope of our responsibilities.

A related development is the customer satisfaction officer or CSO position. We have one CSO each for Japan, North/South America, Europe and GOM managing product quality and sales and service quality. We are also taking greater advantage of our ten Global Quality Lead Teams, or GQLTs, mostly NTC engineering people with some members from other regions on the sub-teams.

Our partnership with Renault continues to pay off. One initiative involves developing rules for Alliance projects such as the common powertrain, the New Cabstar, a new LCV and the 2.0-liter diesel. We have internal rules, of course, but sharing rules with Renault allows us to construct a more global and versatile approach.

We are also working to standardize our quality management in North America, Europe and GOM, which occasionally manage processes differently. We've recently become major shareholders in many GOM operations, so we can control quality more directly. I believe these globally oriented methodologies and standards, such as supplier quality assurance and GQLT activities, the Quality Award system, and supplier meetings will boost Nissan's quality worldwide.

JOJI TAGAWA
Corporate Vice Presid



Supplying Sales Support, Profits and Solid Customer Connections

Rising interest rates worldwide squeezed our margins and made the sales finance business tougher in fiscal 2005. Our overall profitability was relatively good, however, and we managed losses and delinquencies very well. Net loss ratios at our main sales finance companies in the U.S., Japan, Canada and Mexico, for example, were among the lowest in Nissan's history.

We also had great market penetration. In the U.S., Nissan Motor Acceptance Corporation took almost 50 percent of the market. Nissan Financial Services, Japan had 36 percent, a slight increase over 2004. Nissan Canada Finance was at 73 percent thanks to more lease demand. NR Finance Mexico also had the highest penetration at 34 percent. That's a 43 percent average, so our contribution to sales was very high.

Because of this higher penetration and increased sales, our total assets have grown. Asset-backed securities represent nearly 50 percent of our finance funding. They're an effective, low-cost source of money, and one we will continue to use. However, we've increased the proportion of funding coming from commercial paper and corporate bonds in Japan and the U.S. We are also setting up commercial paper and bond programs in Mexico.

Basically we're trying to spread out our funding and rely less on asset-backed securities and group financing. Our credit rating has improved in recent years, and I think we'll be able to diversify our funding further once we are officially upgraded from BBB+ to A. The secondary markets already price our bonds at the A level.

The risk that a sales finance company should pay is the interest rate risk. This comes from duration mismatches between assets and liabilities. We aren't interested in speculative trading, so we utilize a natural hedging system that doesn't involve too many complicated derivative transactions. Term-match hedging is the best way to do that.

There is no foreign exchange risk for us from an asset and liability management standpoint. For example, all funding for our U.S. finance company comes from U.S. dollars. Our other entities are similarly funded through local currency.

Another way we maintain a stable natural hedge position is to utilize our equity position or cash flow from our automotive operations. Nissan's automotive business has excellent positive cash flow. Of course the first priority for that money is R&D, capital expenditure, dividend payments and so on, but we use some of that excess cash to fund our finance activities rather than depositing it. If the market interest rate goes up, the finance company may suffer from the increase in the cost of funds. The automotive company simultaneously recognizes higher interest rate income because it is lending to the sales finance company.

A finance company is a capital-intensive business and requires considerable investment, particularly for IT. One thing we evaluate before setting up in a country is the minimum annual volume of contracts necessary to justify the expense. We've just established a finance company in Thailand

Penetration


(%)
75
60
45
30
15
0
3%
26%
3%
30%
15%
35%
22%
27%
42%
17%
50%
23%
'04 '05
NFS
'04 '05
NMAC
'04 '05
NCI
(FY)

Lease / Retail
NFS: Nissan Financial Service, sales finance company in Japan
NMAC: Nissan Motor Acceptance Corporation, sales finance company in USA
NCI: Nissan Canada Inc., sales financing division in Canada

Funding Sources


Equity 7.5%
ABS Off B/S 4.4%
ABS On B/S 39.3%
Group Finance 17.8%
CP 5.1%
S/T Loan 9.2%
L/T Loan 9.8%
Bonds 6.9%
Total funding amount*
5,447 billion Yen

* (= Total assets – Other liabilities + Off balance sources)

because we anticipate a significant increase in sales there, and we are also considering setting one up in China. Of course a finance company cannot expect to get 100 percent of the car sales, so we usually plan for a minimum of 50,000 or 60,000 units in retail sales, anticipating that we'll get 30 to 40 percent penetration.

Coordination and cooperation with Renault is also a major driver for our sales financing business. Having Nissan and Renault set up an Alliance finance company to provide financing to our respective dealers is our favored solution. That is what we did in Mexico. We rely on the larger sales company in the country to take the leadership role.

We are currently planning to use the same method in Korea, where Renault has more sales volume than Nissan. If Nissan is slightly ahead in a market and establishes a finance company, Renault can piggyback on that. That may happen in Thailand, where Nissan already has a company. We're looking at China, Russia and other countries in which we'll have the necessary volume and deciding which company should establish the finance business. Utilizing Nissan and Renault's expertise, people and systems, we have both become much more powerful.

The sales finance business will also act as a buffer. The auto industry is cyclical, going up and down. Nissan's sales do, too, but the finance portfolio is usually pretty stable. Once you book a contract, you have revenue coming in over a three- or five-year period. If you don't have a finance company in place, you're missing a crucial tool for selling vehicles and making a profit contribution. If you rely on banks to finance your sales, you're just letting them make the money and providing them with a customer base to sell their products to.

A finance company is an excellent tool for marketing and boosting sales, enhancing customer loyalty and maintaining our customer database. A dealer may lose track of a customer after selling the vehicle, but a sales finance company, having a three- or five-year contract, contacts customers regularly. You know their living situation and how their income has changed. We can also offer them future vehicle contracts, and insurance products, and pursue other related business.

To me, sales finance mirrors the automotive business. You could just play in the big markets—the U.S., Europe and Japan—and ignore the rest. But everyone expects the volume in the rest of the world to grow, and sales finance can play an important role in that growth. We're not anticipating big initial profits in China, Thailand and elsewhere. Once the volume catches up, however, we've got a strong chance to maximize profits on both the automotive side and financing side.

In April, we formed a virtual organization to control all of Nissan's sales finance companies and work closely with Renault's sales finance division. The organization's head, an American, travels constantly to ensure that each finance company is working well. He has six people reporting to him with plenty of experience in sales finance, including IS. I'm very pleased to have this organization overseeing operations.

Financial Section

Contents



FINANCIAL SECTION

CONSOLIDATED FIVE-YEAR SUMMARY

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2005, 2004, 2003, 2002 and 2001

	Millions of yen (except per share amounts and number of employees)					Millions of U.S. dollars (Note 1) (except per share amounts)
For the years ended	**2005** **Mar. 31, 2006**	2004 Mar. 31, 2005	2003 Mar. 31, 2004	2002 Mar. 31, 2003	2001 Mar. 31, 2002	**2005** **Mar. 31, 2006**
Net sales	**¥ 9,428,292**	¥8,576,277	¥7,429,219	¥6,828,588	¥6,196,241	**$80,584**
Operating income	**871,841**	861,160	824,855	737,230	489,215	**7,452**
Net income	**518,050**	512,281	503,667	495,165	372,262	**4,428**
Net income per share (Note 2)	**126.94**	125.16	122.02	117.75	92.61	**1.08**
Cash dividends paid (Note 3)	**105,661**	94,236	74,594	50,800	27,841	**903**
Shareholders' equity	**¥ 3,087,983**	¥2,465,750	¥2,023,994	¥1,808,304	¥1,620,822	**$26,393**
Total assets	**11,481,426**	9,848,523	7,859,856	7,349,183	7,215,005	**98,132**
Long-term debt	**2,225,603**	1,963,173	1,694,793	1,603,246	1,604,955	**19,022**
Depreciation and amortization	**655,402**	525,926	461,037	371,125	374,827	**5,602**
Number of employees	**183,356**	183,607	123,748	127,625	125,099	

Notes: 1. Unless indicated otherwise, all dollar figures herein refer to U.S. currency. Yen amounts have been translated into U.S. dollars, for convenience only, at ¥117 = $1, the approximate exchange rate on March 31, 2006.
2. Net income per share amounts are based on the weighted average number of shares of common stock outstanding during each year. Figures for net income per share are in exact yen and U.S. dollars.
Number of shares outstanding as of March 31, 2006: 4,520,715,112.
3. Cash dividends during the full year by subsidiary companies to non-Nissan minority shareholders are not included.

Sales and Production (units) For the years ended	**2005** **Mar. 31, 2006**	2004 Mar. 31, 2005	2003 Mar. 31, 2004	2002 Mar. 31, 2003	2001 Mar. 31, 2002
Global vehicle production (Note 1)	**3,340,827**	3,293,339	2,883,409	2,586,602	2,428,279
Japan	**1,364,868**	1,481,563	1,475,063	1,444,314	1,272,851
United States	**808,586**	803,556	619,665	392,458	363,366
Mexico	**362,591**	325,086	308,322	340,658	328,946
Spain	**193,604**	142,889	116,589	84,919	137,502
United Kingdom	**315,297**	319,652	331,924	297,719	296,788
Others	**295,881**	220,593	31,846	26,534	28,826
Global unit sales (wholesale)	**3,537,614**	3,470,422	2,946,782	2,635,686	2,460,484
Japan	**810,968**	819,152	799,206	792,767	702,657
North America (Notes 1 and 2)	**1,369,630**	1,394,099	1,204,882	1,040,684	968,030
Europe (Note2)	**597,250**	554,901	548,693	458,222	453,697
Others (Note1)	**759,766**	702,270	394,001	344,013	336,100

Notes: 1. Unit sales in Mexico are included in "North America".
2. Sales and Production for Europe and Mexico for each year are on a January to December basis. (In the annual reports for the fiscal years before 2002, production for Europe and Mexico was on April to March basis.)

BUSINESS AND OTHER RISKS

Due to changes in government regulations, information on risks involved in business operations has been disclosed in the Yukashoken-Houkokusho for the year ended March 31, 2006 as follows:

Economic Factors
The demand for products manufactured by Nissan is affected by the economic conditions in each country or market in which they are offered for sale. Nissan conducts its operations all over the world and, in particular, in the major markets of North America, Europe, and Asia, to say nothing of Japan. While Nissan strives to develop a comprehensive and integrated projection of the global economic outlook, any greater-than-anticipated downturn in one of these markets may have a significant effect on Nissan financial position and results of operations.

International Activities and Overseas Expansion
Nissan's manufacturing and marketing activities outside Japan are conducted in the United States, in Europe, and in the developing and emerging markets of Asia. Nissan forecasts and evaluates a wide variety of risks inherent in doing business in such overseas markets including the following factors, each of which entails a greater-than-anticipated level of risk:

- Unfavorable political or economic factors
- Legal or regulatory changes
- Potentially adverse tax consequences
- Labor disputes including strikes
- Difficulties in recruiting and retaining personnel
- Social, political or economic turmoil due to terrorism, war, or other destabilizing factors.

Research and Development
Nissan's technology must be "real world"—useful, pragmatic and easy to use. Nissan anticipates the nature and scope of the market demand, and then prioritizes and invests in new technologies. Nonetheless, any sudden and greater-than-anticipated changes in its business environment or in customer preferences may impact negatively on customer satisfaction with these new technologies.

Product Defects
Nissan places a high priority on safety and does its best to enhance safety from the standpoint of research and development, manufacturing and sales. Although Nissan takes out insurance policies to cover product liability, this does not necessarily mean that all potential defects and the related liabilities are fully covered. If Nissan were to implement strict product recalls for its customers, Nissan would incur significant additional expenses which could adversely affect its financial position and results of operations.

Fluctuation in Foreign Currency Exchange Rates
Nissan's Japanese operations export vehicles to various countries around the world. In general, the appreciation of the yen against other currencies adversely affects Nissan's financial results of operations and, on the contrary, the depreciation of the yen against other currencies favorably affects Nissan's financial results of operations. Any sharp appreciation of the currencies of those countries against the yen could lead to increases in both procurement and production costs which would adversely affect Nissan's competitiveness.

Derivatives
Nissan utilizes derivatives transactions for the purpose of hedging its exposure to fluctuation in foreign exchange rates, interest rates and commodity prices. While Nissan can hedge against these risks by using derivatives transactions, Nissan, by so doing, may miss the potential gains which could result from seizing the market opportunities to profit from such fluctuation in exchange rates and interest rates.

In addition, Nissan manages its exposure to credit risk by limiting its counterparties to financial institutions with high credit ratings. However, a default by any one of these counterparties could have an adverse effect on Nissan's financial position and operating results.

Lawsuits and Claims
With respect to various lawsuits and claims which Nissan encounters, the possibility exists that the position defended by Nissan will not be accepted and that the outcome may be significantly different from that anticipated. As a result, any such verdict or settlement could adversely affect Nissan's financial position and operating results.

Government Regulations
The automobile industry worldwide is influenced by a broad spectrum of regulations governing the emission levels of exhaust fumes, fuel economy guidelines, noise level limitations and safety standards, and Nissan expects these regulations to become increasingly stringent. In order to ensure compliance, it may be necessary for Nissan to make significant ongoing investments in these areas which would have an impact on its financial position and results of operations.

Intellectual Property Rights
Nissan owns a wide variety of proprietary technologies and has the expertise to differentiate Nissan's products making them unique from those of its competitors. These assets have proven their value in the growth of Nissan's business and will, no doubt, continue to be of value in the future. Nissan strives to protect its intellectual property assets; however, in certain markets, Nissan may encounter difficulty in fully protecting the proprietary rights to its own technologies. Cases may arise where Nissan finds itself unable to prohibit others from infringing on its intellectual property rights.

The Company has established Intellectual Property Rights Management Department for the purpose of protecting intellectual property rights in specific areas, strengthening activities to protect Nissan's intellectual property rights, and abstracting new intellectual property rights. And the department has been performing various activities to protect and create Nissan Brand.

Natural Disasters
Nissan's corporate headquarters and many of its manufacturing facilities are located in Japan, where the statistically proven probability of earthquakes is higher than in many other countries. Nissan has developed risk management guidelines relating to earthquake damage and the CEO has organized a global task force to direct disaster prevention and recovery activities. In addition, the Gruop has begun to strengthen its manufacturing facilities with anti-seismic reinforcement. However, if a severe earthquake were to hit one of Nissan's key facilities causing a halt in production, this would adversely affect Nissan's financial position and results of operations.

Sales Financing Business Risk
Sales financing is an integral part of Nissan's core business, providing strong support to its automotive sales, while maintaining high profitability and a sound and stable financial condition through strict risk management policies. However, the sales financing companies have a high exposure to interest-rate risk, residual value risk, and credit risk, any one of which may adversely affect Nissan's financial position and results of operations.

Counterparty Credit Risk
Nissan does business with a variety of counterparties and manages its counterparty credit risk by conducting a comprehensive annual assessment of its customers' financial condition based on their financial information. Nonetheless, any significant default by a counterparty would adversely affect Nissan's financial position and results of operations.

Employee Retirement Benefit Expenses and Obligations
The amount of retirement Nissan's benefit obligation and related expenses are calculated using various actuarial assumptions including the discount rate applied, the projected rate of return on plan assets, and so forth. If Nissan's actual results differ from those assumptions or if the assumptions are changed, the resulting effects will be accumulated and recognized systematically over future periods. The cumulative effect could adversely impact the recognition of expenses and liabilities recorded in future periods.

Purchase of raw materials and parts
Nissan purchases raw materials and parts from many suppliers. Market conditions that Nissan can't control and whether or not the suppliers can procure raw materials and parts continuously may adversely affect Nissan's financial position and results of operations.

Basic corporate governance policy

Corporate governance is an important responsibility of management, and its most important role is to clarify the duties and responsibilities of the members of Nissan's management team. At Nissan, clear management objectives and policies are published for the benefit of the shareholders and investors, and achievements and results are announced early and with as much transparency as possible. The enhancement of corporate governance by full and fair disclosure is the responsibility of management.

(1) The Company's organization and systems for internal control

① The Company's organization and systems for internal control

Nissan adopts a corporate auditor system. As the Company's governing body under applicable laws, the Board of Directors is established to make decisions on important business operations, as well as for the supervision of the execution of duties by the respective directors. Corporate auditors conduct audit of the execution of directors' functional duties. The number of directors is reduced in the pursuit of more efficient and flexible management, and the authority for business execution is clearly delegated wherever possible to corporate officers and employees. Furthermore, the Executive Committee deliberates important corporate matters.

The Board of Directors consists of nine members, of which one is external director. The Board of Directors holds general meetings as well as extraordinary meetings, as necessary, to discuss and decide significant business matters.

The Board of Corporate Auditors is composed of three external corporate auditors and one corporate auditor. Three of the four corporate auditors are full-time auditors. Each auditor attends the Board of Directors all the time and conducts audit of Directors' overall business execution in accordance with the annual audit plan determined by the Board of Corporate Auditors.

The Company focuses on highly transparent management internally and externally, and aims to conduct consistent and efficient management to firmly achieve its specific commitments. Under this basic policy, the Company's Board of Directors resolved a "System to ensure proper and appropriate corporate operations" at the Board meeting held on May 17, 2006 in accordance with the Corporation Law and the Corporation Law Enforcement Regulations. The Board of Directors shall consistently monitor the system and the status of execution of the policies under its responsibility and also amend or improve issues, if required.

② Status of internal audit and corporate audit

In Japan, the Domestic Internal Audit Office, which is independent from other sections and comprises 14 staff, conducts internal audits of NML's and its domestic consolidated subsidiaries' operations, under the President's direct control. With respect to foreign subsidiaries, an effective, efficient and global internal audit is conducted by the internal audit departments established in the management companies in each region, all of which are controlled by the Chief Internal Audit Officer (CIAO).

Corporate auditors perform audit of execution of entire business operations. Their procedures include, but not limited to, interviewing with the Directors with regard to business conduct and attending the Board of Directors' meetings and other significant meetings. The Board of Corporate Auditors tries to enhance audit efficiency by sharing information among each corporate auditors. The corporate auditors also periodically receive the report of audit plans and the results of audit from internal audit departments. The corporate auditors also exchange their insight with the Internal Audit Office to facilitate their own audit. In addition, they also receive the report from independent auditors and determine its adequacy.

③ Financial statement audit

The Company appoints Ernst & Young ShinNihon as its independent auditors. The certified public accountants engaged in the financial statement audits are as follows:

The name of Certified Public Accountants engaged in the financial statement audit	
Designated and Engagement Partner	Kazuo Suzuki*
Designated and Engagement Partner	Yasunobu Furukawa
Designated and Engagement Partner	Yoji Murohashi
Designated and Engagement Partner	Takeshi Hori

* Kazuo Suzuki has been continuously engaged in the audit of the Company's financial statements for 17 years. Ernst & Young ShinNihon has voluntarily introduced a rotation system for engagement partners prior to the enforcement of the regulations under the Certified Public Accountant Law and implementation of the rules for the voluntary regulations of the Japanese Institute of Certified Public Accountants. Although Kazuo Suzuki was scheduled to be replaced as of the end of the fiscal year ending March 31, 2007, in accordance with the rotation policy implemented by Ernst & Young ShinNihon, the replacement occurred a year earlier, at the end of the fiscal year ended March 31, 2006, because of a revision to the Ernst & Young ShinNihon policy.

The member of assistants who engaged in the financial statements audit is composed of 15 Certified Public Accountants, 25 junior accountants, and 6 others, including system specialists, etc.

④ Relationships between the external directors and external corporate auditors and NML

Shemaya Levy, the Company's external director, had served as Senior Vice President of Renault from March 2002 to March 2004, and Renault held 44.3% of the shares of the Company's common stock as of March 31, 2006.

Shinji Ichijima and Keiji Imamura, the Company's external corporate auditors, retired from the corporate auditor's position at the conclusion of the 107th Ordinary General Meeting of Shareholders held on June 27, 2006, and Takeo Otsubo and Toshiyuki Nakamura have been newly appointed by the resolution at the said meeting.

Takeo Otsubo, the Company's external corporate auditor, had served as Director of the Environmental Restoration and Conservation Agency until June 2006. There was no particular business relationship between the Environmental Restoration and Conservation Agency and the Company during the fiscal year under review.

Toshiyuki Nakamura, the Company's external corporate auditor, had served as Representative Director and COO of The Bank of Yokohama, Ltd. until June 2006. There is no particular business relationship between The Bank of Yokohama and the Company during the current fiscal year.

Haruo Murakami, the Company's external corporate auditor, currently serves as Part-time Counselor of Japan Telecom after retiring as chairman of the Executive Committee of Japan Telecom in June 2006. Japan Telecom provided the Company with various services and facilities such as network maintenance and telephone lines during the fiscal year under review.

(2) Status of risk management system

The Company defines the risk as "factors which interrupt the achievement of business objects," and tries to identify and evaluate such risk as soon as possible and to take necessary measures against the risk so that the Company can minimize the probabilities that risk arises and damages caused by the risk.

Risk management system

The Company has been evaluating risk of the Company and the Group from various points of view and has been considering the appropriate control system and methodology. A risk management team established in the Financial Department has worked with several global sections since 2004, sorted out the business risks, and prioritized them based on the probabilities, impacts, and relevant control level. Directors in charge were appointed and they have been taking concrete measures against the risks for which actions are required.

Furthermore, since April 2004, the Company has established Intellectual Property Rights Management Department for the purpose of protecting intellectual property rights in specific areas, strengthening activities to protect Nissan's intellectual property rights, and abstracting new intellectual property rights. And the department has been performing various activities to protect and create Nissan Brand.

Since the fiscal year beginning April 1, 2005, the scope of risk management has been expanded to address risks which are more strategic or those relate to business processes in addition to the original hazard risks. Functions or Departments, which operate risk control, report the status through the normal reporting lines and EC (Executive Committee) directly monitors the risk that must be controlled on corporate level.

Compliance of corporate ethics and compliance system

In 2001, the Company established "Nissan Global Code of Conduct" and distributed it to employees of domestic and foreign Group companies. Moreover, the Company established "Nissan Code of Conduct (Japanese Edition) ~Our Promises~" in 2004 and publicized it, which should be applied to employees of domestic Group companies. This has been gradually implemented by the Group companies.

The Company emphasizes education of employees based on the idea that written conduct code must be understood by all employees and reflected to their actions. All employees must take learning programs by E-learning or VTR, and sign confirmations regarding code of conduct after finishing the programs. The confirmations have already been received from almost every employee, and compliance of corporate ethics has been penetrated into the Nissan Group.

Furthermore, the Global Compliance Committee was established in order to review the status of compliance with the code of conduct and ensure that the code is fully complied. Managing Director in charge of Human Resource is appointed as Global Compliance Officer (GCO) and the chairman of regional compliance committees established in each area such as Japan, North America, Europe and Global Overseas Market. Those committees promote the improvement of code of conduct, resolution of issues and enlightenment activities. The "Easy Voice System," which was deployed in 2002 as a system that employees can freely communicate their opinions and demands to the companies, can acquaint violation of compliance and behaviors possibly resulting in violation and also contribute to improve business operations and to develop corporate culture emphasizing to comply corporate ethics.

(3) Compensation paid to directors and corporate auditors

Compensation paid to Nissan's directors consists of a fixed amount of remuneration in cash and shares appreciation rights as resolved at the 104th shareholders' meeting held on June 19, 2003. The cash remuneration is limited to a maximum of ¥2.6 billion per annum as resolved at the 106th shareholders' meeting held on June 21, 2005 and the amount to be paid to each director determined based on the business results and reflecting the firm's global competitiveness.

On the other hand, the shares appreciation rights are given as motivation to the directors to stimulate continuous business development and an increase in the profitability of the Group. This incentive is linked to Nissan's medium- or long-term business results and is limited to the equivalent of 6 million shares of the Company's common stock per annum.

The remuneration paid to the corporate auditors is limited to a yearly amount of ¥120 million as resolved at the 106th shareholders' meeting held on June 21, 2005. This compensation is designed to promote stable and transparent auditing.

For the current fiscal year, the aggregate amount disbursed to the directors and corporate auditors was ¥2,527 million to eleven directors and ¥86 million to six corporate auditors. In addition, ¥390 million was paid through an appropriation of retained earnings as compensation to four directors, ¥624 million as retirement allowances to two directors and ¥88 million to two corporate auditors. In addition, shares appreciation rights equivalent to 4.8 million shares were granted to seven directors.

(4) Remuneration to independent auditors

Remuneration paid to the independent auditors is summarized as follows:

- Remuneration for services stipulated by the Certified Public Accountant Law, Article 2, Paragraph 1 (Law No. 103, 1948) for the current fiscal year: ¥510 million
- Remuneration for other services for the current fiscal year: ¥14 million

CONSOLIDATED BALANCE SHEETS

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2005 and 2004

ASSETS	As of	Millions of yen 2005 Mar. 31, 2006	Millions of yen 2004 Mar. 31, 2005	Thousands of U.S. dollars (Note 3) 2005 Mar. 31, 2006
Current assets:				
Cash and cash equivalents		**¥ 404,212**	¥ 289,784	**$ 3,454,803**
Short-term investments (Note 19)		**22,149**	23,916	**189,308**
Receivables, less allowance for doubtful receivables (Notes 4 and 8)		**3,989,748**	3,489,545	**34,100,410**
Inventories (Note 5)		**856,499**	708,062	**7,320,504**
Other current assets		**749,646**	628,087	**6,407,231**
Total current assets		**6,022,254**	5,139,394	**51,472,256**
Property, plant and equipment, at cost (Notes 6, 8 and 16):		**8,516,356**	7,461,812	**72,789,368**
Less accumulated depreciation		**(4,077,548)**	(3,664,865)	**(34,850,838)**
Property, plant and equipment, net		**4,438,808**	3,796,947	**37,938,530**
Investments and other assets (Notes 8 and 19):				
Investment securities:				
Unconsolidated subsidiaries and affiliates		**351,667**	335,628	**3,005,701**
Other		**51,719**	26,293	**442,043**
Other assets (Note 8)		**616,978**	550,261	**5,273,316**
Total investments and other assets		**1,020,364**	912,182	**8,721,060**
Total assets		**¥11,481,426**	¥9,848,523	**$98,131,846**

LIABILITIES AND SHAREHOLDERS' EQUITY	As of	Millions of yen 2005 Mar. 31, 2006	2004 Mar. 31, 2005	Thousands of U.S. dollars (Note 3) 2005 Mar. 31, 2006
Current liabilities:				
Short-term borrowings and current portion of long-term debt (Note 8)		**¥ 2,592,289**	¥1,983,950	**$22,156,316**
Notes and accounts payable (Note 7)		**1,532,320**	1,384,163	**13,096,752**
Accrual for warranty costs		**81,112**	61,762	**693,265**
Accrued income taxes (Note 13)		**105,987**	63,563	**905,872**
Other current liabilities		**540,001**	481,276	**4,615,393**
Total current liabilities		**4,851,709**	3,974,714	**41,467,598**
Long-term liabilities:				
Long-term debt (Note 8)		**2,225,603**	1,963,173	**19,022,248**
Accrued retirement benefits (Note 9)		**267,695**	508,203	**2,287,991**
Accrual for warranty costs		**132,107**	122,990	**1,129,120**
Other long-term liabilities		**630,436**	556,992	**5,388,342**
Total long-term liabilities		**3,255,841**	3,151,358	**27,827,701**
Minority interests		**285,893**	256,701	**2,443,530**
Shareholders' equity (Notes 10, 14 and 22):				
Common stock, without par value:				
Authorized —6,000,000,000 shares;				
Issued —4,520,715,112 shares in 2005 and 2004		**605,814**	605,814	**5,177,897**
Capital surplus		**804,470**	804,470	**6,875,812**
Retained earnings		**2,116,825**	1,715,099	**18,092,521**
Unrealized holding gain on securities		**14,340**	7,355	**122,564**
Translation adjustments		**(204,313)**	(400,099)	**(1,746,264)**
		3,337,136	2,732,639	**28,522,530**
Less treasury stock, at cost; 122,100,582 shares in 2005 and 141,235,573 shares in 2004		**(249,153)**	(266,889)	**(2,129,513)**
Total shareholders' equity		**3,087,983**	2,465,750	**26,393,017**
Commitments and contingencies (Note 17)				
Total liabilities and shareholders' equity		**¥11,481,426**	¥9,848,523	**$98,131,846**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 3)
For the years ended	**2005** **Mar. 31, 2006**	2004 Mar. 31, 2005	2003 Mar. 31, 2004	**2005** **Mar. 31, 2006**
Net sales	**¥9,428,292**	¥8,576,277	¥7,429,219	**$80,583,692**
Cost of sales (Notes 6 and 11)	**7,040,987**	6,351,269	5,310,172	**60,179,376**
Gross profit	**2,387,305**	2,225,008	2,119,047	**20,404,316**
Selling, general and administrative expenses (Notes 6 and 11)	**1,515,464**	1,363,848	1,294,192	**12,952,684**
Operating income	**871,841**	861,160	824,855	**7,451,632**
Other income (expenses):				
Interest income	**17,359**	14,934	10,321	**148,368**
Interest expense	**(25,646)**	(26,656)	(27,290)	**(219,197)**
Equity in earnings of unconsolidated subsidiaries and affiliates	**37,049**	36,790	11,623	**316,658**
Other, net (Note 12)	**(91,562)**	(92,995)	(83,012)	**(782,581)**
	(62,800)	(67,927)	(88,358)	**(536,752)**
Income before income taxes and minority interests	**809,041**	793,233	736,497	**6,914,880**
Income taxes (Note 13):				
Current	**274,463**	179,226	137,745	**2,345,838**
Deferred	**(20,055)**	78,837	81,295	**(171,411)**
	254,408	258,063	219,040	**2,174,427**
Minority interests	**(36,583)**	(22,889)	(13,790)	**(312,675)**
Net income (Note 18)	**¥ 518,050**	¥ 512,281	¥ 503,667	**$ 4,427,778**

See notes to consolidated financial statements.

FINANCIAL SECTION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 3)
For the years ended	**2005** **Mar. 31, 2006**	2004 Mar. 31, 2005	2003 Mar. 31, 2004	**2005** **Mar. 31, 2006**
Common stock				
Balance at beginning and end of the year (4,520,715,112 shares)	**¥ 605,814**	¥ 605,814	¥ 605,814	**$ 5,177,897**
Capital surplus				
Balance at beginning and end of the year	**¥ 804,470**	¥ 804,470	¥ 804,470	**$ 6,875,812**
Retained earnings				
Balance at beginning of the year	**¥1,715,099**	¥1,286,299	¥ 878,655	**$14,658,966**
Net income	**518,050**	512,281	503,667	**4,427,778**
Cash dividends paid	**(105,661)**	(94,236)	(74,594)	**(903,085)**
Bonuses to directors and statutory auditors	**(573)**	(404)	(410)	**(4,897)**
Other (Note 14)	**(10,090)**	11,159	(21,019)	**(86,241)**
Balance at end of the year	**¥2,116,825**	¥1,715,099	¥1,286,299	**$18,092,521**
Unrealized holding gain on securities				
Balance at beginning of the year	**¥ 7,355**	¥ 4,392	¥ 1,831	**$ 62,863**
Net change during the year	**6,985**	2,963	2,561	**59,701**
Balance at end of the year	**¥ 14,340**	¥ 7,355	¥ 4,392	**$ 122,564**
Translation adjustments				
Balance at beginning of the year	**¥ (400,099)**	¥ (431,744)	¥ (320,276)	**$ (3,419,650)**
Net change during the year	**195,786**	31,645	(111,468)	1,673,386
Balance at end of the year	**¥ (204,313)**	¥ (400,099)	¥ (431,744)	**$ (1,746,264)**
Treasury common stock				
Balance at beginning of the year (141,235,573 shares, 122,116,426 shares and 54,512,876 shares at April 1, 2005, 2004 and 2003, respectively)	**¥ (266,889)**	¥ (245,237)	¥ (162,190)	**$ (2,281,103)**
Net change during the year (19,134,991 shares, 19,119,147 shares and 67,603,550 shares for the years ended March 31, 2006, 2005 and 2004, respectively)	**17,736**	(21,652)	(83,047)	**151,590**
Balance at end of the year (122,100,582 shares, 141,235,573 shares and 122,116,426 shares at March 31, 2006, 2005 and 2004, respectively)	**¥ (249,153)**	¥ (266,889)	¥ (245,237)	**$ (2,129,513)**
Total shareholders' equity	**¥3,087,983**	¥2,465,750	¥2,023,994	**$26,393,017**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 3)
For the years ended	**2005** Mar. 31, 2006	2004 Mar. 31, 2005	2003 Mar. 31, 2004	**2005** Mar. 31, 2006
Operating activities				
Income before income taxes and minority interests	**¥ 809,041**	¥ 793,233	¥736,497	**$6,914,880**
Depreciation and amortization relating to:				
Leased assets	**236,572**	157,346	134,354	**2,021,983**
Other assets	**418,830**	368,580	326,683	**3,579,743**
Impairment loss	**26,827**	—	—	**229,291**
Provision for (reversal of) allowance for doubtful receivables	**4,561**	(6,464)	3,732	**38,983**
Loss on devaluation of securities	**212**	128	323	**1,812**
Interest and dividend income	**(21,080)**	(16,274)	(11,591)	**(180,171)**
Interest expense	**104,265**	73,220	63,423	**891,154**
Gain on sales of fixed assets	**(16,742)**	(24,038)	(4,163)	**(143,094)**
Loss on disposal of fixed assets	**22,213**	20,115	24,823	**189,855**
(Gain) loss on sales of securities	**(40,223)**	(7,232)	7,113	**(343,786)**
Amortization of net retirement benefit obligation at transition	**11,145**	11,795	13,936	**95,256**
Provision for accrued retirement benefits	**63,564**	65,103	67,262	**543,282**
Retirement benefits paid	**(314,349)**	(82,924)	(80,650)	**(2,686,744)**
Other	**13,587**	(115)	45,934	**116,129**
Changes in operating assets and liabilities:				
Notes and accounts receivable	**90,391**	15,494	24,539	**772,573**
Finance receivables	**(311,685)**	(794,349)	(463,110)	**(2,663,974)**
Inventories	**(117,120)**	(108,903)	(28,220)	**(1,001,026)**
Notes and accounts payable	**88,129**	152,213	68,879	**753,239**
Subtotal	**1,068,138**	616,928	929,764	**9,129,385**
Interest and dividends received	**21,034**	16,098	10,699	**179,778**
Interest paid	**(102,219)**	(71,318)	(65,231)	**(873,667)**
Income taxes paid	**(229,084)**	(192,293)	(77,815)	**(1,957,983)**
Net cash provided by operating activities	**757,869**	369,415	797,417	**6,477,513**
Investing activities				
Decrease (increase) in short-term investments	**7,078**	(12,370)	(710)	**60,496**
Purchases of investment securities	**(23,930)**	(31,896)	(119,372)	**(204,530)**
Proceeds from sales of investment securities	**46,060**	3,098	40,330	**393,675**
Long-term loans made	**(3,549)**	(4,019)	(3,741)	**(30,333)**
Collection of long-term loans receivable	**3,225**	4,860	4,766	**27,564**
Purchases of fixed assets	**(471,029)**	(461,146)	(428,387)	**(4,025,889)**
Proceeds from sales of property, plant and equipment	**55,790**	71,256	53,932	**476,838**
Purchases of leased vehicles	**(953,285)**	(590,605)	(476,613)	**(8,147,735)**
Proceeds from sales of leased vehicles	**264,124**	173,812	191,105	**2,257,470**
Purchase of subsidiaries' stock resulting in changes in scope of consolidation	**—**	(1,292)	—	**—**
Proceeds from sales of subsidiaries' stock resulting in changes in scope of consolidation	**4,705**	7,697	192	**40,214**
Additional acquisition of shares of consolidated subsidiaries	**(16,020)**	(500)	(2,531)	**(136,923)**
Other	**(25,924)**	(23,930)	(15,097)	**(221,573)**
Net cash used in investing activities	**(1,112,755)**	(865,035)	(756,126)	**(9,510,726)**
Financing activities				
Increase (decrease) in short-term borrowings	**376,048**	666,191	(137,575)	**3,214,085**
Increase in long-term borrowings	**883,548**	1,050,841	847,393	**7,551,692**
Increase in bonds and debentures	**390,706**	140,663	150,000	**3,339,368**
Repayment of long-term borrowings	**(809,466)**	(765,588)	(627,238)	**(6,918,513)**
Redemption of bonds and debentures	**(200,840)**	(379,946)	(93,456)	**(1,716,581)**
Proceeds from minority shareholders	**1,321**	30	—	**11,291**
Purchases of treasury stock	**(22,208)**	(33,366)	(101,957)	**(189,812)**
Proceeds from sales of treasury stock	**26,423**	6,816	9,744	**225,838**
Repayment of lease obligations	**(76,071)**	(69,244)	(84,742)	**(650,179)**
Cash dividends paid	**(105,661)**	(94,236)	(74,594)	**(903,085)**
Cash dividends paid to minority shareholders	**(6,487)**	(678)	(712)	**(55,444)**
Other	**606**	(437)	(603)	**5,178**
Net cash provided by (used in) financing activities	**457,919**	521,046	(113,740)	**3,913,838**
Effect of exchange rate changes on cash and cash equivalents	**11,389**	4,369	(2,604)	**97,341**
Increase (decrease) in cash and cash equivalents	**114,422**	29,795	(75,053)	**977,966**
Cash and cash equivalents at beginning of the year	**289,784**	194,164	269,817	**2,476,786**
Increase due to inclusion in consolidation (Note15)	**6**	65,825	310	**51**
Decrease due to exclusion from consolidation	**—**	—	(910)	**—**
Cash and cash equivalents at end of the year	**¥ 404,212**	¥ 289,784	¥194,164	**$3,454,803**

See notes to consolidated financial statements.

FINANCIAL SECTION

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal year 2005 (Year ended March 31, 2006)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

Nissan Motor Co., Ltd. (the "Company") and its domestic subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan, and its foreign subsidiaries maintain their books of account in conformity with those of their countries of domicile.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and have been compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

(b) Principles of consolidation and accounting for investments in unconsolidated subsidiaries and affiliates

The accompanying consolidated financial statements include the accounts of the Company and any significant companies controlled directly or indirectly by the Company. Companies over which the Company exercises significant influence in terms of their operating and financial policies have been included in the consolidated financial statements on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation.

The financial statements of the Company's subsidiaries in certain foreign countries including Mexico have been prepared based on general price-level accounting. The related revaluation adjustments made to reflect the effect of inflation in those countries in the accompanying consolidated financial statements have been charged or credited to operations and are directly reflected in retained earnings.

Investments in subsidiaries and affiliates which are not consolidated or accounted for by the equity method are carried at cost or less. Where there has been a permanent decline in the value of such investments, the Company has written down the investments.

Differences between the cost and the underlying net equity at fair value of investments in consolidated subsidiaries and in companies which are accounted for by the equity method have been amortized by the straight-line method over periods not exceeding 20 years.

(c) Foreign currency translation

The balance sheet accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, except for the components of shareholders' equity which are translated at their historical exchange rates. Revenue and expense accounts are translated at the average rate of exchange in effect during the year. Translation adjustments are presented as a component of shareholders' equity and minority interests in its consolidated financial statements.

(d) Cash equivalents

All highly liquid investments with maturity of three months or less when purchased are considered cash equivalents.

(e) Inventories

Inventories are stated principally at the lower of cost or market, cost being determined principally by the first-in, first-out method. See Note 2 (a).

(f) Short-term investments and investment securities

Securities other than equity securities issued by subsidiaries and affiliates are classified into three categories: trading, held-to-maturity or other securities. Trading securities are carried at fair value and held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method.

(g) Property, plant and equipment and depreciation

Depreciation of property, plant and equipment of the Company and its consolidated subsidiaries is calculated principally by the straight-line method based on the estimated useful lives and the residual value determined by the Company. Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to income. See Note 2 (f) concerning the adoption of a new accounting standard for the impairment of fixed assets.

(h) Leases

Noncancellable lease transactions that transfer substantially all risks and rewards associated with the ownership of assets are accounted for as finance leases. All other lease transactions are accounted for as operating leases and relating payments are charged to income as incurred. See Note 2 (c).

(i) Retirement benefits

Accrued retirement benefits for employees have been provided mainly at an amount calculated based on the retirement benefit obligation and the fair value of the pension plan assets as of balance sheet date, as adjusted for unrecognized net retirement benefit obligation at transition, unrecognized actuarial gain or loss, and unrecognized prior service cost. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated years of service of the eligible employees. The net retirement benefit obligation at transition is being amortized principally over a period of 15 years by the straight-line method.

Actuarial gain or loss is amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods which are shorter than the average remaining years of service of the employees. Certain foreign consolidated subsidiaries have adopted the corridor approach for the amortization of actuarial gain and loss.

Prior service cost is being amortized as incurred by the straight-line method over periods which are shorter than the average remaining years of service of the employees.

See Note 2 (b) concerning the adoption of a new accounting standard by a consolidated subsidiary in the United Kingdom.

(j) Income taxes

Deferred tax assets and liabilities have been recognized in the consolidated financial statements with respect to the differences between financial reporting and the tax bases of the assets and liabilities, and were measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

(k) Research and development costs

Research and development costs are charged to income when incurred.

(l) Revenue recognition
Revenue is generally recognized on sales of products at the time of shipment.

(m) Derivative financial instruments
The Company and certain consolidated subsidiaries have entered into various derivative transactions in order to manage certain risk arising from adverse fluctuation in foreign currency exchange rates, interest rates, and stock and commodity prices. Derivative financial instruments are carried at fair value with changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which unrealized gain or loss is deferred as an asset or a liability. See Note 2 (e).

(n) Appropriation of retained earnings
Under the Commercial Code of Japan, the appropriation of retained earnings with respect to a given financial year is made by resolution of the shareholders at a general meeting held subsequent to the close of such financial year. The accounts for that year do not, therefore, reflect such appropriations. See Notes 10 and 22.

(o) New Accounting Standards
In December 2005, the Accounting Standards Board of Japan issued a new accounting standard for stock options. This accounting standard requires companies to recognize expenses related to stock options at fair value as of their grant dates over the respective vesting periods. The new accounting standard applies to stock options granted on and after May 1, 2006. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

2. ACCOUNTING CHANGES

(a) Until the year ended March 31, 2003, finished goods, work in process and purchased parts included in raw materials were stated at the lower of average cost or market, and raw materials except for purchased parts and supplies were stated at the lower of cost or market, cost being determined by the last-in, first-out method. Effective April 1, 2003, the Company and certain consolidated subsidiaries began valuing all inventories at the lower of cost or market, cost being determined by the first-in, first-out method. This change was made in order to establish a sound financial position by reflecting the changes in the purchase prices and in the valuation of inventories considering the fact that there had been progress in achieving a reduction in purchasing costs and that this trend is anticipated to continue. This change was also intended to achieve a better matching of revenue and expenses and more appropriate cost management by applying an inventory valuation method which reflected the actual inventory movements. The effect of this change was immaterial for the year ended March 31, 2004.

(b) Effective April 1, 2003, Nissan Motor Manufacturing (UK) Ltd., a consolidated subsidiary, implemented early adoption of a new accounting standard for retirement benefits in the United Kingdom. The effect of this change was to increase retirement benefit expenses by ¥2,178 million and to decrease operating income and income before income taxes and minority interests by ¥1,686 million and ¥2,178 million, respectively, for the year ended March 31, 2004 as compared with the corresponding amounts which would have been recorded if the previous method had been followed. Retained earnings also decreased by ¥18,132 million since the net retirement benefit obligation at transition and actuarial loss was charged directly to retained earnings for the year ended March 31, 2004. The effect of this change on segment information is explained in Note 21.

(c) Until the year ended March 31, 2003, noncancelable lease transactions of the Company and its domestic consolidated subsidiaries were accounted for as operating leases (whether such leases were classified as operating or finance leases) except that lease agreements which stipulated the transfer of ownership of the leased assets to the lessee were accounted for as finance leases.

Effective April 1, 2003, the Company and its domestic consolidated subsidiaries changed their method of accounting for noncancelable lease transactions which transfer substantially all risks and rewards associated with the ownership of the leased assets to the lessee, from accounting for them as operating leases, to finance leases. This change was made in order to achieve a better matching of revenue and expenses by calculating manufacturing costs more accurately and to establish a better presentation of the Company's and its domestic consolidated subsidiaries' financial position by reflecting lease transactions more appropriately in its consolidated financial statements, considering the increasing materiality of these lease transactions as well as from an international point of view.

The effect of this change in method of accounting was to decrease sales, cost of sales, and selling, general and administrative expenses by ¥17,943 million, ¥38,910 million and ¥624 million, respectively, and to increase operating income and income before income taxes and minority interests by ¥21,591 million and ¥17,659 million, respectively, for the year ended March 31, 2004 as compared with the corresponding amounts which would have been recorded if the previous method had been followed. The effect of this change on segment information is explained in Note 21.

(d) Until the year ended March 31, 2004, freight and shipping costs of the Company and certain consolidated subsidiaries were included in selling, general and administrative expenses. Effective April 1, 2004, the Company and those consolidated subsidiaries began accounting for freight and shipping costs as cost of sales. This change was made in order to present gross profit more accurately by including freight and shipping costs in cost of sales and matching them directly with sales as well as to unify the accounting policy within the Nissan group considering the fact that shipping costs for export parts to be used for manufacturing in overseas countries have increased due to the expansion of manufacturing activities outside Japan.

The effect of this change was to increase cost of sales by ¥112,074 million and to decrease gross profit and selling, general and administrative expenses by the same amount for the year ended March 31, 2005. This change had no impact on operating income, income before income taxes and minority interests, and net income for the years ended March 31, 2005 as compared with the

FINANCIAL SECTION

corresponding amounts which would have been recorded if the previous method had been followed. In addition, this change had no effect on segment information.

(e) Until the year ended March 31, 2005, the Company and its domestic consolidated subsidiaries applied special treatment to forward foreign exchange contracts entered into to hedge forecasted sales denominated in foreign currencies. These contracts qualified for deferral hedge accounting as these sales and accounts receivable were translated and reflected in the consolidated financial statements at their corresponding contracted rates.

Effective April 1, 2005, the Company and its domestic subsidiaries changed their method of accounting for such sales, accounts receivable and forward foreign exchange contracts and began applying the benchmark method. Under this method, sales denominated in foreign currencies are translated into Japanese yen at the exchange rates in effect at each transaction date and the related accounts receivable are translated at the exchange rates in effect at the balance sheet dates, with the related exchange differences charged or credited to income, whereas the forward foreign exchange contracts are carried at fair value. This change was made as a result of the implementation of a newly modified internal operating system with respect to forward foreign exchange contracts in order to achieve a better presentation of gain or loss related to open derivatives positions. The effect of this change on the consolidated financial statements was immaterial for the year ended March 31, 2006.

(f) Effective April 1, 2005, the Company and its domestic consolidated subsidiaries adopted a new accounting standard for the impairment of fixed assets. The Group bases its grouping for assessing impairment losses on fixed assets on its business segments (automobiles and sales finance) and geographical segments. However, the Group determines whether or not an asset is impaired on an individual asset basis depending on whether the asset is deemed idle or if it is scheduled to be disposed of.

As a result of the adoption of this new standard, the Company and its domestic consolidated subsidiaries have recognized an impairment loss in the amount of ¥26,827 million ($229,291 thousand) on idle assets and assets to be disposed of due to a significant decline in their market value by reducing their book value to the respective net realizable value of each asset. Accordingly, income before income taxes and minority interests decreased by the same amount for the year ended March 31, 2006 from the corresponding amount which would have been recorded under the previous method. The effect of this change on segment information is explained in Note 21.

3. U.S. DOLLAR AMOUNTS

Amounts in U.S. dollars are included solely for the convenience of the reader. The rate of ¥117 = U.S.$1.00, the approximate rate of exchange in effect on March 31, 2006, has been used. The inclusion of such amounts is not intended to imply that yen amounts have been or could be readily converted, realized or settled in U.S. dollars at that or any other rate.

4. RECEIVABLES

Receivables at March 31, 2006 and 2005 consisted of the following:

	Millions of yen		*Thousands of U.S. dollars*
As of	**2005** Mar. 31, 2006	2004 Mar. 31, 2005	**2005** Mar. 31, 2006
Notes and accounts receivable	**¥ 488,600**	¥ 538,029	**$ 4,176,068**
Finance receivables	**3,589,127**	3,026,788	**30,676,299**
Less allowance for doubtful receivables	**(87,979)**	(75,272)	**(751,957)**
	¥3,989,748	¥3,489,545	**$34,100,410**

Finance receivables principally represent receivables from customers on loans made by financing subsidiaries in connection with sales of automobiles.

5. INVENTORIES

Inventories at March 31, 2006 and 2005 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
As of	**2005** Mar. 31, 2006	2004 Mar. 31, 2005	**2005** Mar. 31, 2006
Finished products	**¥607,149**	¥502,032	**$5,189,308**
Work in process and other	**249,350**	206,030	**2,131,196**
	¥856,499	¥708,062	**$7,320,504**

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at March 31, 2006 and 2005 is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
As of	2005 Mar. 31, 2006	2004 Mar. 31, 2005	2005 Mar. 31, 2006
Land	¥ 740,716	¥ 781,693	$ 6,330,906
Buildings and structures	1,513,774	1,435,423	12,938,239
Machinery and equipment	6,021,596	4,995,081	51,466,633
Construction in progress	240,270	249,615	2,053,590
	¥8,516,356	¥7,461,812	$72,789,368

The following table set forth the acquisition costs and the related accumulated amortization of assets recorded under finance leases included in the above balances:

	Millions of yen		Thousands of U.S. dollars
As of	2005 Mar. 31, 2006	2004 Mar. 31, 2005	2005 Mar. 31, 2006
Buildings and structures	¥ 15,570	¥ 20,530	$ 133,077
Machinery and equipment	322,391	295,345	2,755,479
	337,961	315,875	2,888,556
Accumulated amortization	(187,405)	(141,309)	(1,601,752)
	¥150,556	¥174,566	$1,286,804

Depreciation of property, plant and equipment for each of the three years in the period ended March 31, 2006 was as follows:

	Millions of yen			Thousands of U.S. dollars
For the years ended	2005 Mar. 31, 2006	2004 Mar. 31, 2005	2003 Mar. 31, 2004	2005 Mar. 31, 2006
Depreciation and amortization	¥635,344	¥514,261	¥449,254	$5,430,291

7. NOTES AND ACCOUNTS PAYABLE

Notes and accounts payable at March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
As of	2005 Mar. 31, 2006	2004 Mar. 31, 2005	2005 Mar. 31, 2006
Notes and accounts payable	¥ 983,594	¥ 939,786	$ 8,406,786
Accrued expenses and other	548,726	444,377	4,689,966
	¥1,532,320	¥1,384,163	$13,096,752

8. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2006 and 2005, short-term borrowings and the current portion of long-term debt consisted of the following:

	Millions of yen		Thousands of U.S. dollars
As of	2005 Mar. 31, 2006	2004 Mar. 31, 2005	2005 Mar. 31, 2006
Loans, principally from banks	¥1,159,743	¥ 597,737	$ 9,912,333
Commercial paper	366,998	491,336	3,136,735
Current portion of long-term debt	1,007,025	836,545	8,607,051
Current portion of lease obligations	58,523	58,332	500,197
	¥2,592,289	¥1,983,950	$22,156,316

The annual weighted-average interest rates applicable to short-term borrowings except for lease obligations outstanding at March 31, 2006 and 2005 were 2.8% and 2.1%, respectively.

At March 31, 2006 and 2005, long-term debt consisted of the following:

	Millions of yen		Thousands of U.S. dollars
As of	**2005** **Mar. 31, 2006**	2004 Mar. 31, 2005	**2005** **Mar. 31, 2006**
Debt with collateral:			
Loans from banks and other financial institutions due through 2012 at weighted-average interest rate of 4.1%	**¥1,583,358**	¥1,351,212	**$13,532,974**
Debt without collateral:			
Loans from banks and other financial institutions due through 2026 at weighted-average interest rate of 2.2%	**680,536**	658,823	**5,816,547**
Bonds in yen due through 2010 at rates ranging from 0.4% to 2.4%	**642,980**	551,960	**5,495,556**
Straight bonds in U.S. dollars due through 2011 at rates ranging from 4.6% to 5.6%	**205,573**	80,543	**1,757,034**
Medium-term notes in U.S. dollars due through 2008 at rates ranging from 4.6% to 5.2%	**29,711**	43,327	**253,940**
Euro medium-term notes in U.S. dollars and Euro due through 2006 at rates ranging from 4.1% to 4.7%	**15,416**	13,574	**131,761**
Other	**3,346**	3,735	**28,599**
Lease obligations	**130,231**	154,876	**1,113,085**
	3,291,151	2,858,050	**28,129,496**
Less current portion	**1,065,548**	894,877	**9,107,248**
	¥2,225,603	¥1,963,173	**$19,022,248**

The maturities of long-term debt except for lease obligations are summarized as follows:

Year ending Mar. 31,	Millions of yen	Thousands of U.S. dollars
2007	¥1,007,025	$ 8,607,051
2008	850,796	7,271,761
2009	683,711	5,843,684
2010 and thereafter	619,388	5,293,915
	¥3,160,920	$27,016,411

The assets pledged as collateral for short-term borrowings of ¥548,342 million ($4,686,684 thousand) and long-term debt of ¥1,583,358 million ($13,532,974 thousand) at March 31, 2006 were as follows:

	Millions of yen	Thousands of U.S. dollars
Receivables	¥1,539,492	$13,158,051
Property, plant and equipment, at net book value	930,487	7,952,881
Other assets	1,660	14,188
	¥2,471,639	$21,125,120

In addition to the above, at March 31, 2006, finance receivables of ¥106,201 million ($907,701 thousand) which have been eliminated from the accompanying consolidated balance sheet were pledged as collateral for short-term borrowings of ¥106,092 million ($906,769 thousand).

9. RETIREMENT BENEFIT PLANS

The Company and its domestic consolidated subsidiaries have defined benefit plans, i.e., welfare pension fund plans ("WPFP"), tax-qualified pension plans and lump-sum payment plans, covering substantially all employees who are entitled to lump-sum or annuity payments, the amounts of which are determined by reference to their basic rates of pay, length of service, and the conditions under which termination occurs. Effective July 1, 2005, a portion of the benefit obligations under the above plans was transferred to newly established defined contribution plans. In this connection, the pension plan assets of ¥45,762 million were also transferred to these defined contribution plans during the year ended March 31, 2006.

Certain foreign consolidated subsidiaries have defined benefit and/or defined contribution plans.

The following table sets forth the funded and accrued status of the plans, and the amounts recognized in the consolidated balance sheets as of March 31, 2006 and 2005 for the Company's and the consolidated subsidiaries' defined benefit plans:

	Millions of yen		Thousands of U.S. dollars
As of	**2005** Mar. 31, 2006	2004 Mar. 31, 2005	**2005** Mar. 31, 2006
Retirement benefit obligation	**¥(1,239,004)**	¥(1,217,260)	**$(10,589,778)**
Plan assets at fair value	**817,371**	500,815	**6,986,077**
Unfunded retirement benefit obligation	**(421,633)**	(716,445)	**(3,603,701)**
Unrecognized net retirement benefit obligation at transition	**99,966**	120,718	**854,410**
Unrecognized actuarial loss	**120,920**	154,689	**1,033,505**
Unrecognized prior service cost	**(66,714)**	(66,720)	**(570,205)**
Net retirement benefit obligation	**(267,461)**	(507,758)	**(2,285,991)**
Prepaid pension cost	**234**	445	**2,000**
Accrued retirement benefits	**¥ (267,695)**	¥ (508,203)	**$ (2,287,991)**

Certain domestic subsidiaries received the approval from the Minister of Health, Labour and Welfare in the years ended March 31, 2006, 2005, and 2004 with respect to their application for an exemption from the obligation for benefits related to future employee services and for the return of the past benefit obligation and related pension plan assets under the substitutional portion of the WPFP.

The components of retirement benefit expenses for the years ended March 31, 2006, 2005 and 2004 are outlined as follows:

	Millions of yen			Thousands of U.S. dollars
For the years ended	**2005** Mar. 31, 2006	2004 Mar. 31, 2005	2003 Mar. 31, 2004	**2005** Mar. 31, 2006
Service cost	**¥41,022**	¥47,802	¥48,418	**$350,615**
Interest cost	**36,809**	33,288	33,012	**314,607**
Expected return on plan assets	**(29,581)**	(17,999)	(15,523)	**(252,829)**
Amortization of net retirement benefit obligation at transition	**11,265**	12,009	14,169	**96,282**
Amortization of actuarial loss	**12,542**	12,298	18,689	**107,197**
Amortization of prior service cost	**(5,967)**	(5,431)	(7,049)	**(51,000)**
Other	**2,476**	179	57	**21,162**
Retirement benefit expenses	**68,566**	82,146	91,773	**586,034**
Gain on return of the substitutional portion of welfare pension fund plans	**(772)**	(1,107)	(5,594)	**(6,598)**
Loss on implementation of defined contribution plans	**3,570**	—	—	**30,513**
Total	**¥71,364**	¥81,039	¥86,179	**$609,949**

The assumptions used in accounting for the above plans were as follows:

	For the years ended	**2005** Mar. 31, 2006	2004 Mar. 31, 2005
Discount rates	Domestic companies	**2.1% - 2.3%**	2.3% - 2.5%
	Overseas companies	**2.5% - 6.0%**	2.5% - 9.5%
Expected rates of return on plan assets	Domestic companies	**Mainly 3.0%**	Mainly 3.0%
	Overseas companies	**3.0% - 9.0%**	2.2% - 9.5%
Amortization period of prior service cost		**Mainly 9-15 years**	Mainly 9-15 years
Recognition period of actuarial loss		**Mainly 9-18 years**	Mainly 8-18 years

FINANCIAL SECTION

10. SHAREHOLDERS' EQUITY

In accordance with the Commercial Code of Japan (the "Code"), the Company has provided a legal reserve, which is included in retained earnings. The Code provides that an amount equal to at least 10% of the amount to be disbursed as distributions of earnings be appropriated to the legal reserve until the total of such reserve and the additional paid-in capital account equals 25% of the common stock account. The legal reserve amounted to ¥53,838 million ($460,154 thousand) at both March 31, 2006 and 2005.

The Code provides that neither additional paid-in capital nor the legal reserve is available for dividends, but both may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to common stock by resolution of the Board of Directors. The Code also provides that if the total amount of additional paid-in capital and the legal reserve exceeds 25% of the amount of common stock, the excess may be distributed to the shareholders either as a return of capital or as dividends subject to the approval of the shareholders.

The new Corporation Law of Japan ("the Law"), which superseded most of the provisions of the Commercial Code of Japan, went into effect on May 1, 2006. The Law stipulates requirements on distributions of earnings similar to those of the Code. Under the Law, however, such distributions can be made at any time by resolution of the shareholders, or by the Board of Directors if certain conditions are met.

11. RESEARCH AND DEVELOPMENT COSTS

Research and development costs included in selling, general and administrative expenses and manufacturing costs for the years ended March 31, 2006, 2005 and 2004 amounted to ¥447,582 million ($3,825,487 thousand), ¥398,148 million and ¥354,321 million, respectively.

12. OTHER INCOME (EXPENSES)

The components of "Other, net" in "Other income (expenses)" for each of the three years in the period ended March 31, 2006 were as follows:

	Millions of yen			*Thousands of U.S. dollars*
For the years ended	**2005** *Mar. 31, 2006*	2004 *Mar. 31, 2005*	2003 *Mar. 31, 2004*	**2005** *Mar. 31, 2006*
Dividend income	**¥ 3,721**	¥ 1,340	¥ 1,270	**$ 31,803**
Gain on sales of fixed assets	**16,742**	24,038	4,163	**143,094**
Loss on disposal of fixed assets	**(22,213)**	(20,115)	(18,449)	**(189,855)**
Net gain (loss) on sales of investment securities	**40,223**	7,232	(7,113)	**343,786**
Foreign exchange (loss) gain	**(34,836)**	801	16,444	**(297,744)**
Amortization of net retirement benefit obligation at transition	**(11,145)**	(11,795)	(13,936)	**(95,256)**
Gain on return of substitutional portion of welfare pension fund plans (Note 9)	**772**	1,107	5,594	**6,598**
Loss on restructuring of consolidated subsidiaries' operations	**(9,404)**	(8,752)	(26,164)	**(80,376)**
Settlement loss on withdrawal from multi-employer retirement benefit plan	**—**	(6,337)	—	**—**
Impairment loss on fixed assets (Note 2 (f))	**(26,827)**	—	—	**(229,291)**
Net loss on implementation of defined contribution plans	**(3,570)**	—	—	**(30,513)**
Expenses related to share appreciation rights plan	**(18,332)**	—	—	**(156,684)**
Other	**(26,693)**	(80,514)	(44,821)	**(228,143)**
	¥(91,562)	¥(92,995)	¥(83,012)	**$(782,581)**

FINANCIAL SECTION

13. INCOME TAXES

Income taxes in Japan applicable to the Company and its domestic consolidated subsidiaries consist of corporation tax, inhabitants' taxes and enterprise tax, which, in the aggregate, resulted in a statutory tax rate of approximately 41% for 2005 and 2004 and 42% for 2003. Income taxes of the overseas consolidated subsidiaries are based generally on the tax rates applicable in their countries of incorporation.

The effective tax rates reflected in the consolidated statements of income for the years ended March 31, 2006, 2005 and 2004 differ from the statutory tax rates for the following reasons:

For the years ended	**2005** Mar. 31, 2006	2004 Mar. 31, 2005	2003 Mar. 31, 2004
Statutory tax rates	**40.6%**	40.6%	41.9%
Effect of:			
Decrease in valuation allowance	**(1.0)**	(1.9)	(5.5)
Different tax rates applied to overseas subsidiaries	**(3.1)**	(2.7)	(4.3)
Tax credits	**(2.7)**	(1.5)	(2.0)
Equity in earnings of unconsolidated subsidiaries and affiliates	**(1.9)**	(1.9)	(0.6)
Other	**(0.5)**	(0.1)	0.2
Effective tax rates	**31.4%**	32.5%	29.7%

The significant components of deferred tax assets and liabilities at March 31, 2006 and 2005 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
As of	**2005** Mar. 31, 2006	2004 Mar. 31, 2005	**2005** Mar. 31, 2006
Deferred tax assets:			
Net operating loss carryforwards	**¥ 20,343**	¥ 24,660	**$ 173,872**
Accrued retirement benefits	**157,319**	172,379	**1,344,607**
Accrual for warranty costs	**67,461**	38,047	**576,590**
Other	**454,878**	379,543	**3,887,846**
Gross deferred tax assets	**700,001**	614,629	**5,982,915**
Valuation allowance	**(38,880)**	(36,369)	**(332,308)**
Total deferred tax assets	**661,121**	578,260	**5,650,607**
Deferred tax liabilities:			
Reserves under Special Taxation Measures Law, etc.	**(440,939)**	(379,924)	**(3,768,709)**
Difference between cost of investments and their underlying net equity at fair value	**(81,634)**	(88,840)	**(697,726)**
Unrealized holding gain on securities	**(14,828)**	(5,971)	**(126,735)**
Other	**(155,465)**	(128,577)	**(1,328,762)**
Total deferred tax liabilities	**(692,866)**	(603,312)	**(5,921,932)**
Net deferred tax liabilities	**¥ (31,745)**	¥ (25,052)	**$ (271,325)**

FINANCIAL SECTION

14. RETAINED EARNINGS

Other changes in retained earnings for each of the three years in the period ended March 31, 2006 were as follows:

	Millions of yen			Thousands of U.S. dollars
For the years ended	2005 Mar. 31, 2006	2004 Mar. 31, 2005	2003 Mar. 31, 2004	2005 Mar. 31, 2006
Adjustments for revaluation of accounts of consolidated subsidiaries based on general price-level accounting (Note 1 (b))	**¥ 9,331**	¥12,942	¥ 9,460	**$ 79,752**
Loss on disposition of treasury stock	**(11,507)**	(4,700)	(8,171)	**(98,350)**
Effect of adoption of accounting standard for retirement benefits by overseas subsidiaries (Note 2 (b))	**—**	—	(18,132)	**—**
Decrease due to increase in unfunded retirement benefit obligation of overseas subsidiaries	**(884)**	(369)	—	**(7,556)**
Adjustments to retained earnings at beginning of the year for inclusion in or exclusion from consolidation or the equity method of accounting for subsidiaries and affiliates, and certain other adjustments	**(2,672)**	1,104	(4,176)	**(22,838)**
Changes in land revaluation of overseas subsidiaries	**1,646**	2,182	—	**14,068**
Decrease due to one affiliate's transition to International Financial Reporting Standards	**(6,004)**	—	—	**(51,317)**
	¥(10,090)	¥11,159	¥(21,019)	**$(86,241)**

15. SUPPLEMENTARY CASH FLOW INFORMATION

The following is a summary of the assets and liabilities of Calsonic Kansei Corporation and its 11 subsidiaries, which were newly consolidated following the acquisition of their shares through a private placement during the year ended March 31, 2005:

	Millions of yen
For the year ended	2004 Mar. 31, 2005
Current assets	¥ 69,926
Fixed assets	126,242
Total assets	¥196,168
Current liabilities	¥(21,146)
Long-term liabilities	(55,714)
Total liabilities	¥ (76,860)

The following is a summary of the assets and liabilities of Dongfeng Motor Co., Ltd., which was newly consolidated as a result of the transfer of all its shares to the Company's consolidated subsidiary, Nissan China Investment Co., Ltd., during the year ended March 31, 2005:

	Millions of yen
For the year ended	2004 Mar. 31, 2005
Current assets	¥ 106,744
Fixed assets	44,094
Total assets	¥ 150,838
Current liabilities	¥(109,922)
Long-term liabilities	(22,218)
Total liabilities	¥(132,140)

16. LEASE TRANSACTIONS

a) Lessees' accounting

Future minimum lease payments subsequent to March 31, 2006 for noncancelable operating leases are summarized as follows:

Year ending Mar. 31,	*Millions of yen*	*Thousands of U.S. dollars*
2007	¥ 6,975	$ 59,615
2008 and thereafter	20,913	178,744
Total	¥27,888	$238,359

b) Lessors' accounting

Future minimum lease income subsequent to March 31, 2006 from noncancelable operating leases is summarized as follows:

Year ending Mar. 31,	*Millions of yen*	*Thousands of U.S. dollars*
2007	¥329,177	$2,813,479
2008 and thereafter	422,419	3,610,419
Total	¥751,596	$6,423,898

See Note 2 (c) for the change in the method of accounting for noncancelable lease transactions which transfer substantially all risks and rewards associated with the ownership of assets.

17. COMMITMENTS AND CONTINGENCIES

At March 31, 2006, the Company and its consolidated subsidiaries had the following contingent liabilities:

	Millions of yen	*Thousands of U.S. dollars*
As endorser of notes receivable discounted with banks	¥ 3,666	$ 31,333
As guarantor of employees' housing loans from banks and others	221,778	1,895,538
	¥225,444	$1,926,871

In addition to the above, at March 31, 2006, the Company was committed to provide guarantees of indebtedness of certain unconsolidated subsidiaries and affiliates in the aggregate amount of ¥2,515 million ($21,496 thousand) at the request of the lending banks. The outstanding balance of installment receivables sold with recourse amounted to ¥12,252 million ($104,718 thousand) at March 31, 2006.

Certain consolidated subsidiaries have entered into overdraft and loan commitment agreements amounting to ¥152,879 million ($1,306,658 thousand) with their customers and others. The loans receivable outstanding and the unused balances under these credit facilities at March 31, 2006 amounted to ¥15,627 million ($133,564 thousand) and ¥137,252 million ($1,173,094 thousand), respectively. Since many of these credit facilities expire without being utilized and the related borrowings are sometimes subject to a review of the borrowers' creditworthiness, any unused amount may not necessarily be fully utilized.

18. AMOUNTS PER SHARE

For the years ended	Yen 2005 Mar. 31, 2006	2004 Mar. 31, 2005	2003 Mar. 31, 2004	U.S. dollars 2005 Mar. 31, 2006
Net income:				
Basic	**¥126.94**	¥125.16	¥122.02	**$1.085**
Diluted	**125.96**	124.01	120.74	**1.077**
Cash dividends applicable to the year	**¥ 29.00**	¥ 24.00	¥ 19.00	**$0.248**

As of	Yen 2005 Mar. 31, 2006	2004 Mar. 31, 2005	U.S. dollars 2005 Mar. 31, 2006
Net assets	**¥753.40**	¥604.49	**$6.439**

Basic net income per share is computed based on the net income available for distribution to shareholders of common stock and the weighted average number of shares of common stock outstanding during the year, and diluted net income per share is computed based on the net income available for distribution to the shareholders and the weighted average number of shares of common stock outstanding during each year after giving effect to the dilutive potential of shares of common stock to be issued upon the exercise of warrants and stock subscription rights.

Amounts per share of net assets are computed based on the net assets available for distribution to the shareholders and the number of shares of common stock outstanding at the year end.

Cash dividends per share represent the cash dividends proposed by the Board of Directors as applicable to the respective years together with any interim cash dividends paid.

19. SECURITIES

a) Information regarding marketable securities classified as held-to-maturity debt securities and other securities at March 31, 2006 and 2005 is as follows:

Marketable held-to-maturity debt securities

Fiscal year 2005 *(As of Mar. 31, 2006)*	Millions of yen Carrying value	Estimated fair value	Unrealized gain (loss)	Thousands of U.S. dollars Carrying value	Estimated fair value	Unrealized gain (loss)
Securities whose carrying value exceeds their fair value:						
Corporate bonds	¥59	¥59	¥ —	$504	$504	$ —
Total	¥59	¥59	¥ —	$504	$504	$ —

Fiscal year 2004 *(As of Mar. 31, 2005)*	Millions of yen Carrying value	Estimated fair value	Unrealized gain (loss)
Securities whose carrying value exceeds their fair value:			
Corporate bonds	¥201	¥201	¥ —
Total	¥201	¥201	¥ —

FINANCIAL SECTION

Marketable other securities

Fiscal year 2005 *(As of Mar. 31, 2006)*	Millions of yen			Thousands of U.S. dollars		
	Acquisition cost	Carrying value	Unrealized gain (loss)	Acquisition cost	Carrying value	Unrealized gain (loss)
Securities whose carrying value exceeds their acquisition cost:						
Stock	¥4,646	¥29,549	¥24,903	$39,709	$252,556	$212,847
Debt securities	19	20	1	162	171	9
Subtotal	¥4,665	¥29,569	¥24,904	$39,871	$252,727	$212,856
Securities whose acquisition cost exceeds their carrying value:						
Stock	¥ 766	¥ 539	¥ (227)	$ 6,547	$ 4,607	$ (1,940)
Subtotal	¥ 766	¥ 539	¥ (227)	$ 6,547	$ 4,607	$ (1,940)
Total	¥5,431	¥30,108	¥24,677	$46,418	$257,334	$210,916

Fiscal year 2004 *(As of Mar. 31, 2005)*	Millions of yen		
	Acquisition cost	Carrying value	Unrealized gain (loss)
Securities whose carrying value exceeds their acquisition cost:			
Stock	¥3,781	¥15,833	¥12,052
Debt securities	19	20	1
Others	15	18	3
Subtotal	¥3,815	¥15,871	¥12,056
Securities whose acquisition cost exceeds their carrying value:			
Stock	¥ 679	¥ 428	¥ (251)
Others	214	191	(23)
Subtotal	¥ 893	¥ 619	¥ (274)
Total	¥4,708	¥16,490	¥11,782

b) Sales of securities classified as other securities and the related aggregate gain and loss are summarized as follows:

For the years ended	Millions of yen			Thousands of U.S. dollars
	2005 **Mar. 31, 2006**	2004 Mar. 31, 2005	2003 Mar. 31, 2004	**2005** **Mar. 31, 2006**
Sales proceeds	**¥6,156**	¥2,032	¥4,048	**$52,615**
Aggregate gain	**305**	1,225	1,500	**2,607**
Aggregate loss	**(37)**	(13)	(32)	**(316)**

c) The redemption schedule for securities with maturity dates classified as other securities and held-to-maturity debt securities at March 31, 2006 is summarized as follows:

Fiscal year 2005 *(As of Mar. 31, 2006)*	Millions of yen			
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years
Government bonds	¥20	¥—	¥ —	¥—
Corporate bonds	—	—	59	—
Others	—	4	—	—
Total	¥20	¥ 4	¥59	¥—

FINANCIAL SECTION

Fiscal year 2005 *(As of Mar. 31, 2006)*	Thousands of U.S. dollars			
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years
Government bonds	$171	$ —	$ —	$—
Corporate bonds	—	—	504	—
Others	—	34	—	—
Total	$171	$34	$504	$—

20. DERIVATIVE TRANSACTIONS

Hedging Policies

The Company and its consolidated subsidiaries (collectively, the "Group") utilize derivative transactions for the purpose of hedging their exposure to fluctuation in foreign exchange rates, interest rates and market prices. However, based on an internal management rule on financial market risk (the "Rule") approved by the Company's Board of Directors, they do not enter into transactions involving derivatives for speculative purposes. The Rule prescribes that (i) the Group's financial market risk is to be controlled by the Company in a centralized manner, and that (ii) no individual subsidiary can initiate a hedge position without the prior approval of, and regular reporting back to the Company.

Risk to be hedged by derivative transactions

(1) Market risk

The financial market risk to which the Group is generally exposed in its operations and the relevant derivative transactions primarily used for hedging are summarized as follows:

- Foreign exchange risk associated with assets and liabilities denominated in foreign currencies: forward foreign exchange contracts, foreign currency options, and currency swaps;
- Interest rate risk associated with sourcing funds and investing: interest-rate swaps;
- Risk of fluctuation in stock prices: options on stocks;
- Risk of fluctuation in commodity prices (mainly for precious metals): commodity futures contracts

(2) Credit risk

The Group is exposed to the risk that a counterparty to its financial transactions could default and jeopardize future profits. We believe that this risk is insignificant as the Group enters into derivative transactions only with financial institutions which have a sound credit profile. The Group enters into these transactions also with Renault Finance S.A. ("RF"), a specialized financial subsidiary of the Renault Group which, we believe, is not subject to any such material risk. This is because RF enters into derivative transactions to cover such derivative transactions with us only with financial institutions of the highest caliber carefully selected by RF based on its own rating system which takes into account each counterparty's long-term credit rating and shareholders' equity.

(3) Legal risk

The Group is exposed to the risk of entering into a financial agreement which may contain inappropriate terms and conditions as well as to the risk that an existing contract may subsequently be affected by revisions to the relevant laws and regulations. The Company's Legal Department and Finance Department make every effort to minimize legal risk by reviewing any new agreements of significance and by reviewing the related documents in a centralized manner.

Risk Management

All strategies to manage financial market risk and risk hedge operations of the Group are carried out pursuant to the Rule which stipulates the Group's basic policies for derivative transactions, management policies, management items, procedures, criteria for the selection of counterparties, and the reporting system, and so forth. The Rule prescribes that (i) the Group's financial market risk is to be controlled by the Company in a centralized manner, and that (ii) no individual subsidiary is permitted to initiate a hedging operation without the prior approval of, and regular reporting back to the Company.

The basic hedge policy is subject to the approval of the Monthly Hedge Policy Meeting attended by the corporate officer in charge of Treasury Department. Execution and management of all deals are to be conducted pursuant to the Rule. Derivative transactions are conducted by a special section of the Treasury Department and monitoring of contracts for such transactions and confirming the balance of all open positions are the responsibility of back office and risk management section. Commodity futures contracts are to be handled also by Treasury Department under guidelines which are to be drawn up by the MRMC (Materials Risk Management Committee). The MRMC is chaired by the corporate officer in charge of the Purchasing Department and the corporate officer in charge of Treasury Department and it will meet approximately once every six months.

The status of derivative transactions is reported on a daily basis to the chief officer in charge of Treasury Department and on an annual basis to the Board of Directors. Credit risk is monitored quantitatively with reference to Renault's rating system based principally on the counterparties' long-term credit ratings and on their shareholders' equity. The Finance Department sets a maximum upper limit on positions with each of the counterparties for the Group and monitors the balances of open positions every day.

Summarized below are the notional amounts and the estimated fair value of the derivative instruments outstanding at March 31, 2006 and 2005:

1) Currency-related transactions

Fiscal year 2005 *(As of Mar. 31, 2006)*	Millions of yen			Thousands of U.S. dollars		
	Notional amount	Fair value	Unrealized gain (loss)	Notional amount	Fair value	Unrealized gain (loss)
Forward foreign exchange contracts						
Sell:						
USD	¥ 8,326	¥8,523	¥ (197)	$ 71,162	$72,846	$ (1,684)
EUR	1,117	1,134	(17)	9,547	9,692	(145)
ZAR	668	717	(49)	5,709	6,128	(419)
GBP	9	9	—	77	77	—
Others	33	32	1	282	273	9
Buy:						
EUR	876	828	(48)	7,487	7,077	(410)
USD	3,078	3,082	4	26,308	26,342	34
Others	174	168	(6)	1,487	1,436	(51)
Currency swaps:						
EUR	¥105,906	¥ (253)	¥ (253)	$905,179	$ (2,163)	$ (2,163)
GBP	16,771	(16)	(16)	143,342	(137)	(137)
USD	37,049	422	422	316,658	3,607	3,607
AUD	39,199	(605)	(605)	335,034	(5,171)	(5,171)
HKD	5,222	100	100	44,632	855	855
CAD	4,106	(1,120)	(1,120)	35,094	(9,573)	(9,573)
ZAR	2,450	(27)	(27)	20,940	(231)	(231)
Total	—	—	¥(1,811)	—	—	$(15,479)

Fiscal year 2004 *(As of Mar. 31, 2005)*	Millions of yen		
	Notional amount	Fair value	Unrealized gain (loss)
Forward foreign exchange contracts			
Sell:			
USD	¥ 9,678	¥9,222	¥456
CAD	7,122	7,201	(79)
ZAR	777	729	48
GBP	3,100	3,075	25
Buy:			
USD	7,238	7,026	(212)
Currency swaps:			
EUR	¥116,844	¥ (1)	¥ (1)
USD	107,144	662	662
AUD	26,216	41	41
HKD	5,307	—	—
Total	—	—	¥940

Note: The notional amounts of the forward foreign exchange contracts and currency swaps presented above exclude those entered into to hedge receivables and payables denominated in foreign currencies which have been translated and are reflected at their corresponding contracted rates in the accompanying consolidated balance sheets.

2) Interest-related transactions

Fiscal year 2005 *(As of Mar. 31, 2006)*	*Millions of yen*			*Thousands of U.S. dollars*		
	Notional amount	Fair value	Unrealized gain (loss)	Notional amount	Fair value	Unrealized gain (loss)
Interest rate swaps:						
Receive/floating and pay/fixed	¥127,717	¥ 640	¥ 640	$1,091,598	$ 5,470	$ 5,470
Receive/fixed and pay/floating	239,000	757	757	2,042,735	6,470	6,470
Options:						
Caps sold	¥515,208			$4,403,487		
(Premium)	(—)	(5,823)	(5,823)	(—)	(49,769)	(49,769)
Caps purchased	515,208			4,403,487		
(Premium)	(—)	5,823	5,823	(—)	49,769	49,769
Total	—	—	¥1,397	—	—	$11,940

Fiscal year 2004 *(As of Mar. 31, 2005)*	*Millions of yen*		
	Notional amount	Fair value	Unrealized gain (loss)
Interest rate swaps:			
Receive/floating and pay/fixed	¥185,695	¥2,774	¥2,774
Receive/fixed and pay/floating	192,885	3,287	3,287
Options:			
Caps sold	¥441,875		
(Premium)	(—)	(7,289)	(7,289)
Caps purchased	441,875		
(Premium)	(—)	7,289	7,289
Total	—	—	¥6,061

Note: The notional amounts of the interest rate swaps and options presented above exclude those for which the deferral hedge accounting has been applied.

(Interest-bearing debt)

Fiscal year 2005 (As of Mar. 31, 2006)	Millions of yen			Thousands of U.S. dollars		
	Automobile and Eliminations	Sales Financing	Consolidated total	Automobile and Eliminations	Sales Financing	Consolidated total
Short-term borrowings from third parties	¥ 302,471	¥2,231,295	¥2,533,766	$ 2,585,222	$19,070,898	$21,656,120
Internal loans to sales financing companies	(968,451)	968,451	—	(8,277,359)	8,277,359	—
Short-term borrowings per the balance sheet	(665,980)	3,199,746	2,533,766	(5,692,137)	27,348,257	21,656,120
Bonds and debentures	381,346	326,861	708,207	3,259,368	2,793,683	6,053,051
Long-term borrowings from third parties	174,734	1,270,954	1,445,688	1,493,453	10,862,855	12,356,308
Internal loans to sales financing companies	—	—	—	—	—	—
Long-term borrowings per the balance sheet	174,734	1,270,954	1,445,688	1,493,453	10,862,855	12,356,308
Lease obligations	129,512	719	130,231	1,106,940	6,145	1,113,085
Total interest-bearing debt	19,612	4,798,280	4,817,892	167,624	41,010,940	41,178,564
Cash and cash equivalents	392,505	11,707	404,212	3,354,744	100,059	3,454,803
Net interest-bearing debt (net cash and cash equivalents)	(372,893)	4,786,573	4,413,680	(3,187,120)	40,910,881	37,723,761
Debt for Canton Plant included above	98,500	—	98,500	841,880	—	841,880
Lease obligations included above	129,512	719	130,231	1,106,940	6,145	1,113,085
Net interest-bearing debt (net cash and cash equivalents) (excluding that related to Canton Plant and lease obligations)	¥(600,905)	¥4,785,854	¥4,184,949	$(5,135,940)	$40,904,736	$35,768,796

Fiscal year 2004 (As of Mar. 31, 2005)	Millions of yen		
	Automobile and Eliminations	Sales Financing	Consolidated total
Short-term borrowings from third parties	¥ 363,701	¥1,561,917	¥1,925,618
Internal loans to sales financing companies	(973,169)	973,169	—
Short-term borrowings per the balance sheet	(609,468)	2,535,086	1,925,618
Bonds and debentures	320,602	172,523	493,125
Long-term borrowings from third parties	209,291	1,164,213	1,373,504
Internal loans to sales financing companies	—	—	—
Long-term borrowings per the balance sheet	209,291	1,164,213	1,373,504
Lease obligations	153,960	916	154,876
Total interest-bearing debt	74,385	3,872,738	3,947,123
Cash and cash equivalents	280,176	9,608	289,784
Net interest-bearing debt (net cash and cash equivalents)	(205,791)	3,863,130	3,657,339
Debt for Canton Plant included above	93,719	—	93,719
Lease obligations included above	153,960	916	154,876
Net interest-bearing debt (net cash and cash equivalents) (excluding that related to Canton Plant and lease obligations)	¥(453,470)	¥3,862,214	¥3,408,744

2) Summarized consolidated statements of income by business segment

Fiscal year 2005 *(For the year ended Mar. 31, 2006)*	Millions of yen			Thousands of U.S. dollars		
	Automobile and Eliminations	Sales Financing	Consolidated total	Automobile and Eliminations	Sales Financing	Consolidated total
Net sales	¥8,880,349	¥547,943	¥9,428,292	$75,900,419	$4,683,273	$80,583,692
Cost of sales	6,649,937	391,050	7,040,987	56,837,068	3,342,308	60,179,376
Gross profit	2,230,412	156,893	2,387,305	19,063,351	1,340,965	20,404,316
Operating income	802,116	69,725	871,841	6,855,692	595,940	7,451,632
Operating income as a percentage of net sales	9.0%	12.7%	9.2%	9.0%	12.7%	9.2%
Net financial cost	(4,555)	(11)	(4,566)	(38,932)	(94)	(39,026)
Income before income taxes and minority interests	739,962	69,079	809,041	6,324,462	590,418	6,914,880
Net income	¥ 476,688	¥ 41,362	¥ 518,050	$ 4,074,256	$ 353,522	$ 4,427,778
Total net financial cost	¥ (4,555)	¥ (11)	¥ (4,566)	$ (38,932)	$ (94)	$ (39,026)
Interest on lease obligations	(3,952)	(16)	(3,968)	(33,778)	(137)	(33,915)
Intersegment eliminations	(37,507)	—	(37,507)	(320,573)	—	(320,573)
Net financial cost for segment	36,904	5	36,909	315,419	43	315,462

Fiscal year 2004 *(For the year ended Mar. 31, 2005)*	Millions of yen		
	Automobile and Eliminations	Sales Financing	Consolidated total
Net sales	¥8,164,332	¥411,945	¥8,576,277
Cost of sales	6,094,196	257,073	6,351,269
Gross profit	2,070,136	154,872	2,225,008
Operating income	787,603	73,557	861,160
Operating income as a percentage of net sales	9.6%	17.9%	10.0%
Net financial cost	(10,371)	(11)	(10,382)
Income before income taxes and minority interests	720,764	72,469	793,233
Net income	¥ 472,680	¥ 39,601	¥ 512,281
Total net financial cost	¥ (10,371)	¥ (11)	¥ (10,382)
Interest on lease obligations	(4,097)	(20)	(4,117)
Intersegment eliminations	(12,524)	—	(12,524)
Net financial cost for segment	6,250	9	6,259

Fiscal year 2003 *(For the year ended Mar. 31, 2004)*	Millions of yen		
	Automobile and Eliminations	Sales Financing	Consolidated total
Net sales	¥7,063,230	¥365,989	¥7,429,219
Cost of sales	5,098,056	212,116	5,310,172
Gross profit	1,965,174	153,873	2,119,047
Operating income	760,045	64,810	824,855
Operating income as a percentage of net sales	10.8%	17.7%	11.1%
Net financial cost	(15,669)	(30)	(15,699)
Income before income taxes and minority interests	671,513	64,984	736,497
Net income	¥ 465,329	¥ 38,338	¥ 503,667
Total net financial cost	¥ (15,669)	¥ (30)	¥ (15,699)
Interest on lease obligations	(4,603)	(20)	(4,623)
Intersegment eliminations	(5,322)	—	(5,322)
Net financial cost for segment	(5,744)	(10)	(5,754)

3) Summarized consolidated statements of cash flows by business segment

Fiscal year 2005 *(For the year ended Mar. 31, 2006)*	*Millions of yen*			*Thousands of U.S. dollars*		
	Automobile and Eliminations	Sales Financing	Consolidated total	Automobile and Eliminations	Sales Financing	Consolidated total
Operating activities						
Income before income taxes and minority interests	¥739,962	¥ 69,079	¥ 809,041	$6,324,462	$ 590,418	$6,914,880
Depreciation and amortization	400,787	254,615	655,402	3,425,529	2,176,197	5,601,726
(Increase) decrease in sales finance receivables	19,341	(331,026)	(311,685)	165,308	(2,829,282)	(2,663,974)
Other	(468,999)	74,110	(394,889)	(4,008,538)	633,419	(3,375,119)
Net cash provided by operating activities	691,091	66,778	757,869	5,906,761	570,752	6,477,513
Investing activities						
Proceeds from sales of investment securities including shares of subsidiaries	50,765	—	50,765	433,889	—	433,889
Proceeds from sales of property, plant and equipment	55,789	1	55,790	476,829	9	476,838
Purchases of fixed assets	(456,550)	(14,479)	(471,029)	(3,902,137)	(123,752)	(4,025,889)
Purchases of leased vehicles	(47,366)	(905,919)	(953,285)	(404,838)	(7,742,897)	(8,147,735)
Proceeds from sales of leased vehicles	37,523	226,601	264,124	320,709	1,936,761	2,257,470
Other	(59,951)	831	(59,120)	(512,401)	7,102	(505,299)
Net cash used in investing activities	(419,790)	(692,965)	(1,112,755)	(3,587,949)	(5,922,777)	(9,510,726)
Financing activities						
Increase in short-term borrowings	16,565	359,483	376,048	141,581	3,072,504	3,214,085
(Decrease) increase in long-term borrowings and redemption of bonds and debentures	(228,985)	102,227	(126,758)	(1,957,137)	873,735	(1,083,402)
Increase in bonds and debentures	227,386	163,320	390,706	1,943,470	1,395,898	3,339,368
Other	(183,960)	1,883	(182,077)	(1,572,307)	16,094	(1,556,213)
Net cash provided by (used in) financing activities	(168,994)	626,913	457,919	(1,444,393)	5,358,231	3,913,838
Effect of exchange rate changes on cash and cash equivalents	10,016	1,373	11,389	85,607	11,734	97,341
Increase in cash and cash equivalents	112,323	2,099	114,422	960,026	17,940	977,966
Cash and cash equivalents at beginning of year	280,176	9,608	289,784	2,394,667	82,119	2,476,786
Increase due to inclusion in consolidation	6	—	6	51	—	51
Cash and cash equivalents at end of year	¥392,505	¥ 11,707	¥ 404,212	$3,354,744	$ 100,059	$3,454,803

Fiscal year 2004 *(For the year ended Mar. 31, 2005)*	Millions of yen Automobile and Eliminations	Sales Financing	Consolidated total
Operating activities			
Income before income taxes and minority interests	¥720,764	¥ 72,469	¥793,233
Depreciation and amortization	349,163	176,763	525,926
(Increase) decrease in sales finance receivables	17,131	(811,480)	(794,349)
Other	(207,813)	52,418	(155,395)
Net cash provided by (used in) operating activities	879,245	(509,830)	369,415
Investing activities			
Proceeds from sales of investment securities including shares of subsidiaries	10,285	510	10,795
Proceeds from sales of property, plant and equipment	71,256	—	71,256
Purchases of fixed assets	(453,357)	(7,789)	(461,146)
Purchases of leased vehicles	(15,926)	(574,679)	(590,605)
Proceeds from sales of leased vehicles	16,143	157,669	173,812
Other	(79,115)	9,968	(69,147)
Net cash used in investing activities	(450,714)	(414,321)	(865,035)
Financing activities			
Increase in short-term borrowings	174,500	491,691	666,191
(Decrease) increase in long-term borrowings and redemption of bonds and debentures	(391,244)	296,551	(94,693)
Increase in bonds and debentures	—	140,663	140,663
Other	(191,998)	883	(191,115)
Net cash provided by (used in) financing activities	(408,742)	929,788	521,046
Effect of exchange rate changes on cash and cash equivalents	4,427	(58)	4,369
Increase in cash and cash equivalents	24,216	5,579	29,795
Cash and cash equivalents at beginning of year	190,135	4,029	194,164
Increase due to inclusion in consolidation	65,825	—	65,825
Cash and cash equivalents at end of year	¥280,176	¥ 9,608	¥289,784

Fiscal year 2003 *(For the year ended Mar. 31, 2004)*	Millions of yen		
	Automobile and Eliminations	Sales Financing	Consolidated total
Operating activities			
Income before income taxes and minority interests	¥ 671,513	¥ 64,984	¥736,497
Depreciation and amortization	313,146	147,891	461,037
Increase in finance receivables	(154)	(462,956)	(463,110)
Other	57,936	5,057	62,993
Net cash provided by (used in) operating activities	1,042,441	(245,024)	797,417
Investing activities			
Proceeds from sales of investment securities including shares of subsidiaries	40,488	34	40,522
Proceeds from sales of property, plant and equipment	53,827	105	53,932
Purchases of fixed assets	(422,326)	(6,061)	(428,387)
Purchases of leased vehicles	(19,295)	(457,318)	(476,613)
Proceeds from sales of leased vehicles	20,857	170,248	191,105
Other	(101,534)	(35,151)	(136,685)
Net cash used in investing activities	(427,983)	(328,143)	(756,126)
Financing activities			
(Decrease) increase in short-term borrowings	(306,969)	169,394	(137,575)
Increase (decrease) in long-term borrowings and redemption of bonds and debentures	(244,774)	371,473	126,699
Increase in bonds and debentures	120,000	30,000	150,000
Other	(253,031)	167	(252,864)
Net cash (used in) provided by financing activities	(684,774)	571,034	(113,740)
Effect of exchange rate changes on cash and cash equivalents	(2,095)	(509)	(2,604)
Decrease in cash and cash equivalents	(72,411)	(2,642)	(75,053)
Cash and cash equivalents at beginning of the year	263,146	6,671	269,817
Increase due to inclusion in consolidation	310	—	310
Decrease due to exclusion from consolidation	(910)	—	(910)
Cash and cash equivalents at end of the year	¥ 190,135	¥ 4,029	¥194,164

Geographical areas

The geographical segment information for the Company and its consolidated subsidiaries for the years ended March 31, 2006, 2005 and 2004 is summarized as follows:

Fiscal year 2005 *(For the year ended Mar. 31, 2006)*	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
	Millions of yen						
Sales to third parties	¥2,674,549	¥4,100,662	¥1,414,674	¥1,238,407	¥ 9,428,292	¥ —	¥ 9,428,292
Inter-area sales and transfers	2,194,405	138,585	82,632	13,928	2,429,550	(2,429,550)	—
Total sales	4,868,954	4,239,247	1,497,306	1,252,335	11,857,842	(2,429,550)	9,428,292
Operating expenses	4,478,536	3,852,304	1,430,127	1,194,714	10,955,681	(2,399,230)	8,556,451
Operating income	¥ 390,418	¥ 386,943	¥ 67,179	¥ 57,621	¥ 902,161	¥ (30,320)	¥ 871,841
Total assets	¥5,961,342	¥5,751,652	¥ 746,016	¥ 798,533	¥13,257,543	¥(1,776,117)	¥11,481,426
	Thousands of U.S. dollars						
Sales to third parties	$22,859,393	$35,048,393	$12,091,231	$10,584,675	$ 80,583,692	$ —	$80,583,692
Inter-area sales and transfers	18,755,598	1,184,487	706,256	119,044	20,765,385	(20,765,385)	—
Total sales	41,614,991	36,232,880	12,797,487	10,703,719	101,349,077	(20,765,385)	80,583,692
Operating expenses	38,278,085	32,925,675	12,223,308	10,211,231	93,638,299	(20,506,239)	73,132,060
Operating income	$ 3,336,906	$ 3,307,205	$ 574,179	$ 492,488	$ 7,710,778	$ (259,146)	$ 7,451,632
Total assets	$50,951,641	$49,159,419	$ 6,376,205	$ 6,825,068	$113,312,333	$(15,180,487)	$98,131,846

Fiscal year 2004 *(For the year ended Mar. 31, 2005)*	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
	Millions of yen						
Sales to third parties	¥2,556,683	¥3,726,456	¥1,254,007	¥1,039,131	¥ 8,576,277	¥ —	¥8,576,277
Inter-area sales and transfers	1,981,104	81,794	51,109	7,622	2,121,629	¥(2,121,629)	—
Total sales	4,537,787	3,808,250	1,305,116	1,046,753	10,697,906	(2,121,629)	8,576,277
Operating expenses	4,196,667	3,392,676	1,249,110	996,529	9,834,982	(2,119,865)	7,715,117
Operating income	¥ 341,120	¥ 415,574	¥ 56,006	¥ 50,224	¥ 862,924	¥ (1,764)	¥ 861,160
Total assets	¥5,590,397	¥4,714,272	¥ 799,778	¥ 637,065	¥11,741,512	¥(1,892,989)	¥9,848,523

Fiscal year 2003 *(For the year ended Mar. 31, 2004)*	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
	Millions of yen						
Sales to third parties	¥2,559,806	¥3,278,966	¥1,164,032	¥426,415	¥7,429,219	¥ —	¥7,429,219
Inter-area sales and transfers	1,725,491	35,384	31,690	4,663	1,797,228	(1,797,228)	—
Total sales	4,285,297	3,314,350	1,195,722	431,078	9,226,447	(1,797,228)	7,429,219
Operating expenses	3,932,835	2,914,529	1,146,549	412,938	8,406,851	(1,802,487)	6,604,364
Operating income	¥ 352,462	¥ 399,821	¥ 49,173	¥ 18,140	¥ 819,596	¥ 5,259	¥ 824,855
Total assets	¥4,805,718	¥3,664,382	¥ 607,926	¥219,109	¥9,297,135	¥(1,437,279)	¥7,859,856

REPORT OF INDEPENDENT AUDITORS

ERNST & YOUNG SHINNIHON

■ Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

■ Tel : 03 3503 1100
Fax: 03 3503 1197

The Board of Directors
Nissan Motor Co., Ltd.

We have audited the accompanying consolidated balance sheets of Nissan Motor Co., Ltd. and consolidated subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2006, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nissan Motor Co., Ltd. and consolidated subsidiaries at March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in Japan.

Supplemental Information

1. As described in Note 2(a), (b) and (c), effective April 1, 2003, the Company and certain consolidated subsidiaries changed their methods of accounting for inventories, retirement benefits and noncancelable lease transactions.
2. As described in Note 2(d), effective April 1, 2004, the Company and certain consolidated subsidiaries changed their method of accounting for freight and shipping costs.
3. As described in Note 2(e) and (f), effective April 1, 2005, the Company and certain domestic consolidate subsidiaries changed their method of accounting for forward foreign exchange contracts and adopted a new accounting standard for the impairment of fixed assets.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2006 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3.

Ernst & Young ShinNihon

June 27, 2006

FINANCIAL SECTION

NON-CONSOLIDATED FIVE-YEAR SUMMARY

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2005, 2004, 2003, 2002 and 2001

	Millions of yen (except per share amounts and number of employees)					*Millions of U.S. dollars (Note 1) (except per share amounts)*
For the years ended	**2005** **Mar. 31, 2006**	2004 Mar. 31, 2005	2003 Mar. 31, 2004	2002 Mar. 31, 2003	2001 Mar. 31, 2002	**2005** **Mar. 31, 2006**
Net sales	**¥3,895,553**	¥3,718,720	¥3,480,290	¥3,419,068	¥3,019,860	**$33,295**
Operating income	**254,159**	231,764	245,836	316,059	242,279	**2,172**
Net income	**240,593**	102,415	80,713	72,869	183,449	**2,056**
Net income per share (Note 2)	**54.88**	23.24	18.15	16.09	45.61	**0.47**
Cash dividends paid (Note 3-4)	**29.00**	24.00	19.00	14.00	8.00	**0.25**
Shareholders' equity	**¥1,827,030**	¥1,685,893	¥1,709,705	¥1,798,716	¥1,829,052	**$15,616**
Total assets	**3,845,041**	3,981,914	4,055,579	3,933,993	3,915,031	**32,864**
Long-term debt	**508,463**	489,151	653,392	902,118	942,518	**4,346**
Depreciation and amortization	**127,543**	115,180	102,107	56,760	56,265	**1,090**
Number of employees	**32,180**	32,177	31,389	31,128	30,365	

Notes: 1. Unless indicated otherwise, all dollar figures herein refer to U.S. currency.Yen amounts have been translated into U.S. dollars, for convenience only, at ¥117=$1, the approximate exchange rate on March 31, 2006.
2. Net income per share amounts are based on the weighted average number of shares of common stock outstanding during each year. Figures for net income per share are in exact yen and U.S. dollars. Number of shares outstanding as of March 31, 2006: 4,520,715,112.
3. Cash dividends paid represent the amounts proposed by the board of Directors as applicable to the respective years, together with the interim cash dividends paid.
4. Cash dividends applicable to fiscal year 2005 is ¥29 per share.

INFORMATION ON SUBSIDIARIES AND AFFILIATES

Consolidated subsidiaries

As of Mar. 31, 2006

Subsidiary	*Location*	*Principal business*	*Capital (millions)*	*The company's share-holdings*(%)*
Japan				
Nissan Shatai Co., Ltd.	Hiratsuka, Kanagawa	Manufacture and sales of automobiles and parts	¥7,904	43.31
Aichi Machine Industry Co., Ltd.	Nagoya, Aichi	Manufacture and sales of automotive parts	¥8,518	41.69
JATCO Ltd.	Fuji, Shizuoka	Manufacture and sales of automotive parts	¥29,935	81.76
Nissan Kohki Co., Ltd.	Samukawa, Kanagawa	Manufacture and sales of automotive parts	¥2,020	97.73
Calsonic Kansei Corporation	Tokyo	Manufacture and sales of automotive parts	¥41,165	41.80
Nissan Motor Car Carrier Co., Ltd.	Tokyo	International automobile transport	¥640	60.00
Nissan Trading Co., Ltd.	Yokohama, Kanagawa	Import and export of automobiles, parts, etc.	¥320	100.00
Nissan Financial Services Co., Ltd.	Chiba, Chiba	Automobile financing and leasing	¥16,387	100.00
Autech Japan, Inc.	Chigasaki, Kanagawa	Development, manufacture and sales of limited-edition automobiles	¥480	100.00
Nissan Real Estate Development Corporation	Tokyo	Real estate sales, purchasing and leasing	¥1,000	100.00
Nissan Finance Co., Ltd.	Tokyo	Finance and accounting support	¥2,491	100.00
Aichi Nissan Motor Co., Ltd.	Nagoya, Aichi	Sales of automobiles and parts	¥100	100.00
Tokyo Nissan Motor Sales Co., Ltd.	Tokyo	Sales of automobiles and parts	¥100	100.00
Nissan Prince Tokyo Motor Sales Co., Ltd.	Tokyo	Sales of automobiles and parts	¥100	100.00
Nissan Chuo Parts Sales Co., Ltd.	Yokohama, Kanagawa	Sales of automobiles repair parts	¥545	80.61
US				
Nissan North America, Inc.	Gardena, California	Management of North American subsidiaries, manufacture and sales of automobiles and parts	$1,791	100.00
Nissan Motor Acceptance Corporation	Torrance California	Financing of wholesale and retail automobile sales in US	$499	100.00
Nissan Technical Center North America, Inc.	Farmington Hills, Michigan	Research and development, testing	$16	100.00
Nissan Motor Insurance Corporation	Honolulu, Hawaii	Casualty insurance	$10	100.00
Nissan Forklift Co., North America	Marengo, Illinois	Manufacture and sales of forklifts and parts	$34	100.00
Canada				
Nissan Canada, Inc.	Mississauga, Ontario	Sales of automobiles and parts	CAN$68	100.00
Mexico				
Nissan Mexicana, S.A. de C.V.	Mexico D.F.	Manufacture and sales of automobiles and parts	P17,056	100.00

Europe

Nissan Europe S.A.S.	Trappes, France	Management of European manufacturing and sales	€1,626	100.00
Nissan International Finance (Netherlands) B.V.	Amsterdam, The Netherlands	Financing for group companies	€13	100.00
Nissan France S.A.	Trappes, France	Sales of automobiles and parts	€4	94.77
Nissan Motor (GB) Ltd.	Rickmansworth, UK	Sales of automobiles and parts	£136	100.00
Nissan Holding (UK) Ltd.	Sunderland, UK	Holding company for English subsidiaries	£870	100.00
Nissan Italia S.p.A.	Rome, Italy	Sales of automobiles and parts	€5	100.00
Nissan Motor Manufacturing (UK) Ltd.	Sunderland, UK	Manufacture and sales of automobiles and parts	£250	100.00
Nissan Technical Center Europe Ltd.	Cranfield, UK	Research and development, testing	£15	100.00
Nissan Forklift Europe B.V.	Amsterdam, The Netherlands	Sales of forklifts and parts	€6	100.00
Nissan Motor Iberica, S.A.	Barcelona, Spain	Manufacture and sales of automobiles and parts	€725	99.76
Nissan Motor Espana, S.A.	Barcelona, Spain	Sales of automobiles and parts	€12	100.00
Nissan Forklift Espana, S.A.	Noain, Spain	Manufacture and sales of forklifts and parts	€9	100.00

Australia

Nissan Motor Co. (Australia) Pty. Ltd.	Dandenong, Victoria	Sales of automobiles and parts	A$290	100.00

New Zealand

Nissan New Zealand Ltd.	Auckland	Management of New Zealand subsidiaries; automobile sales	NZ$51	100.00

South Africa

Nissan Motor Company South Africa (Pty) Ltd.	Rosslyn	Management of South African subsidiaries; automobile manufacturing and sales	R39	100.00

Middle East

Nissan Middle East F.Z.E.	Dubai, UAE	Automobile sales	Dh2	100.00

China

Nissan Motor (China) Ltd.	Hong Kong	Automobile sales	HK$16	100.00
Dongfeng Motor Co., Ltd.	Hubei	Manufacture and sales of automobiles and parts	RMB16,700	50.00
Nissan China Investment Co., Ltd.	Beijing	Management of Chinese subsidiaries; automobile sales	RMB8,401	100.00

Taiwan

Yulon Nissan Motor Co., Ltd.	Miao Li Hsien	Manufacture and sales of automobiles and parts	TWD3,000	40.00

Thailand

Siam Nissan Automobile Co., Ltd.	Samuthprakarn	Manufacture and sales of automobiles and parts	THB1,930	75.00

Other consolidated subsidiaries:	144 companies
Total consolidated subsidiaries:	187 companies

Affiliates accounted for by the equity method

As of Mar. 31, 2006

Affiliate	*Location*	*Principal business*	*Capital (millions)*	*The company's share-holdings*(%)*
Japan				
Kinugawa Rubber Industrial Co., Ltd.	Chiba, Chiba	Manufacture and sales of automotive parts	¥5,654	20.43
France				
Renault	Billancourt	Manufacture and sales of automobiles and parts	€1,086	15.52

Other affiliates accounted for by the equity method:	16 companies
Total affiliates accounted for by the equity method:	18 companies

* Percentage of voting rights held by Nissan Motor Co., Ltd.

FINANCIAL SECTION

CORPORATE OFFICERS

Chief Executive Officer
Carlos Ghosn
American Operations (MC-America and MC-US)
Global Communications, CSR and IR
Global Internal Audit

Chief Operating Officer
Toshiyuki Shiga
Japan Operations (MC-J)
GOM Operations (MC-GOM)
China Operations
Global Marketing and Sales
Global Aftersales and Conversion Business
TCSX (Total Customer Satisfaction Function)
Human Resources
Treasury

Executive Vice President
Itaru Koeda
MC-Dealer
Domestic Network Management
Administration for AFLs (MC-AFL)
External and Government Affairs
Intellectual Asset Management
Industrial Machinery
Marine

Executive Vice President
Tadao Takahashi
Manufacturing
SCM (Supply Chain Management)
Global IS

Executive Vice President
Hiroto Saikawa
European Operations (MC-E)
Purchasing

Executive Vice President
Mitsuhiko Yamashita
Research and Development

Executive Vice President
Carlos Tavares
Corporate Planning
Program
Market Intelligence
Product Planning
Design
Brand Management
LCV Business

Vice Chairman
Takeshi Isayama

Senior Vice Presidents
Eiji Imai
Bernard Rey
Shiro Nakamura
Kazuhiko Toida
Hidetoshi Imazu
Alain-Pierre Raynaud
Kimiyasu Nakamura
Steven Wilhite
Junichi Endo
Hitoshi Kawaguchi
Minoru Shinohara
Yo Usuba
Shigeo Shingyoji
Yoshiaki Watanabe

Corporate Vice Presidents
Asako Hoshino
Akira Kaetsu
Akira Sato
Toshio Aoki
Yasuaki Hashimoto
Shoichi Miyatani
Hiroshi Moriya
Keiichi Murata
Shuichi Otani
Yusuke Sekiguchi
Simon Sproule
Celso Guiotoko
Shigeaki Kato
Haruyoshi Kumura
Shigeru Murata
Akihiro Otomo
Andrew Palmer
Emmanuel Delay
Akihiro Ishiwatari
Thomas Lane
Gilles Normand
Toshiharu Sakai
Atsushi Shizuta
Joji Tagawa
Thierry Viadieu
Yasuhiro Yamauchi

(As of June 27, 2006)

NISSAN
MOTOR COMPANY

END

2006-08-9000
Printed in Japan